ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/ 193 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

[redacted]

October 28, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unreviewed Financial Statements, Management's Discussion and Analysis for the third quarter 2008

Attachment:
1. Unreviewed Financial Statements of PTT Exploration and Production Public Company Limited and Subsidiaries for the period of three months and nine months ended September 30, 2008 and 2007, including English translations
2. Management's Discussion and Analysis for the third quarter 2008

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit the Unreviewed Financial Statements of PTTEP and Subsidiaries for the period of three months and nine months ended September 30, 2008 and 2007, and Management's Discussion and Analysis for the third quarter 2008 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the third quarter 2008, the Company and its subsidiaries' total revenues were Baht 42,434 million, an increase of Baht 18,404 million or 77% when compared with Baht 24,030 million in the third quarter 2007. Total expenses were Baht 18,644 million, an increase of Baht 7,305 million or 64% when compared with Baht 11,339 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 12,984 million or earnings per share of Baht 3.93 compared with net income of Baht 7,046 million or earnings per share of Baht 2.14 in the third quarter 2007.

For the nine-month period of 2008, the Company and its subsidiaries' total revenues were Baht 108,943 million, while total expenses were Baht 46,854 million. The net income were Baht 34,886 million or earnings per share of Baht 10.57, comparing with the net income of Baht 20,975 million or earnings per share of Baht 6.38 in the nine-month period of 2007.

-2- / The Company and…

The Company and its subsidiaries' total consolidated assets, as of September 30, 2008 were Baht 218,422 million, total liabilities were Baht 91,250 million, and total shareholders' equities were Baht 127,172 million.

Yours sincerely,

Maroot Mrigadat
President
Acting Chief Executive Officer

(Unreviewed Quarter-3 and Consolidated F/S (F45-3))

Reports: unreviewed quarterly financial statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

Unreviewed
(In thousands)
Ending 30 September

The Consolidated Financial Statement

	Quarter 3		For 9 Months	
Year	2008	2007	2008	2007
Net profit (loss)	12,983,874	7,045,802	34,885,534	20,975,002
EPS (baht)	3.93	2.14	10.57	6.38

The Company Financial Statement

	Quarter 3		For 9 Months	
Year	2008	2007	2008	2007
Net profit (loss)	14,258,334	4,915,568	28,548,500	13,860,591
EPS (baht)	4.32	1.49	8.65	4.22

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ____________________

(Mr.Maroot Mrigadat)
Position President
Acting Chief Executive Officer
Authorized to sign on behalf of the company

(UNREVIEWED)

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (UNREVIEWED)

AS AT SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

Unit : Baht

	Consolidated		The Company	
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Assets				
Current Assets				
Cash and cash equivalents	36,479,325,620	24,012,741,011	21,658,391,055	13,504,898,492
Receivable-parent company	12,311,312,578	10,480,295,479	8,761,180,045	6,905,975,193
Trade receivables	2,142,275,604	2,206,716,338	19,642,939	26,257,207
Inventories	603,835,523	360,987,508	56,735,068	74,242,369
Materials and supplies-net	5,558,942,149	4,222,009,747	2,366,430,996	2,038,862,684
Other current assets				
Working capital from co-venturers	480,929,234	363,143,598	35,902,285	12,594,021
Other receivables	794,470,439	1,443,150,816	522,230,585	870,469,671
Accrued interest receivables	52,122,562	6,700,806	61,086,571	101,596,527
Other current assets	1,896,796,165	1,159,087,063	1,121,864,021	307,128,614
Total Current Assets	60,320,009,874	44,254,832,366	34,603,463,565	23,842,024,778
Non-Current Assets				
Investments in subsidiaries, associates and jointly controlled entities	378,845,886	396,738,818	24,149,401,729	24,149,401,729
Long-term loans to related parties	1,460,000,000	600,000,000	23,055,323,001	15,114,764,161
Property, plant and equipment-net	154,514,245,773	143,004,876,152	75,148,579,020	70,963,263,516
Intangible assets	381,322,685	350,592,235	310,291,610	330,924,687
Deferred income tax assets	5,246,860	-	-	-
Other non-current assets				
Prepaid expenses	198,101,669	234,119,237	-	-
Deferred remuneration under agreement	1,053,479,296	1,084,320,000	1,053,479,296	1,084,320,000
Other non-current assets	110,676,952	113,658,112	37,477,847	40,691,043
Total Non-Current Assets	158,101,919,121	145,784,304,554	123,754,552,503	111,683,365,136
Total Assets	218,421,928,995	190,039,136,920	158,358,016,068	135,525,389,914

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (UNREVIEWED)

AS AT SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

Unit : Baht

	Consolidated		The Company	
	September 30, 2008	December 31, 2007	September 30, 2008	December 31, 2007
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable	1,859,674,040	1,682,890,316	182,316,816	138,901,801
Bills of exchange	2,982,930,586	-	2,982,930,586	-
Working capital to co-venturers	830,646,297	1,420,938,719	271,522,447	606,659,852
Accrued expenses	13,145,201,135	13,340,730,803	8,586,218,393	7,714,449,561
Accrued interest payable	174,510,137	110,722,014	174,510,137	110,722,014
Income tax payable	21,530,979,564	16,320,076,123	14,741,008,057	11,490,847,658
Other current liabilities	1,453,737,711	1,581,243,855	1,133,544,049	767,108,884
Total Current Liabilities	41,977,679,470	34,456,601,830	28,072,050,485	20,828,689,770
Non-Current Liabilities				
Bonds	18,500,000,000	18,500,000,000	18,500,000,000	18,500,000,000
Deferred income tax liabilities	15,088,493,733	14,509,606,684	11,539,484,064	10,420,464,292
Other non-current liabilities				
Deferred income	2,572,293,337	3,059,663,262	-	-
Remuneration under agreement	1,093,606,400	1,084,320,000	1,093,606,400	1,084,320,000
Provision for employee benefits	667,354,804	379,359,602	641,311,837	372,339,250
Provision for decommissioning costs	11,085,001,165	10,990,904,837	6,962,221,439	6,903,101,473
Other non-current liabilities	265,338,362	271,857,973	265,338,362	271,857,973
Total Non-Current Liabilities	49,272,087,801	48,795,712,358	39,001,962,102	37,552,082,988
Total Liabilities	91,249,767,271	83,252,314,188	67,074,012,587	58,380,772,758
Shareholders' Equity				
Share capital				
Registered capital				
3,322,000,000 ordinary shares of Baht 1 each	3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and paid-up capital				
3,306,773,200 ordinary shares of Baht 1 each	3,306,773,200	-	3,306,773,200	-
3,297,420,300 ordinary shares of Baht 1 each	-	3,297,420,300	-	3,297,420,300
Share premium	13,406,101,280	12,859,030,620	13,406,101,280	12,859,030,620
Currency translation differences	(2,406,190,587)	(2,315,109,076)	-	-
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	95,633,277,831	75,713,280,888	57,338,929,001	43,755,966,236
Total Shareholders' Equity	127,172,161,724	106,786,822,732	91,284,003,481	77,144,617,156
Total Liabilities and Shareholders' Equity	218,421,928,995	190,039,136,920	158,358,016,068	135,525,389,914

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME (UNREVIEWED)

FOR THE PERIODS OF THREE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Revenues				
Sales	40,656,616,197	22,521,292,071	25,208,232,573	12,222,761,249
Revenue from pipeline transportation	1,201,796,274	862,780,154	-	-
Other revenues				
Gain on foreign exchange	194,093,482	185,164,659	-	64,158,361
Interest income	244,592,831	179,042,433	357,862,075	275,014,515
Other revenues	136,317,636	281,817,384	90,426,913	245,879,159
Dividend received from related parties	-	-	4,454,521,150	-
Total Revenues	42,433,416,420	24,030,096,701	30,111,042,711	12,807,813,284
Expenses				
Operating expenses	2,448,778,589	2,395,643,302	1,362,794,601	871,131,222
Exploration expenses	2,973,728,610	1,199,847,795	51,587,091	12,141,523
Selling, general and administrative expenses	977,702,603	676,673,697	482,384,141	292,945,619
Petroleum royalties and remuneration	5,635,014,390	2,959,771,849	3,198,110,526	1,527,845,157
Depreciation, depletion and amortization	6,383,864,061	4,096,039,454	3,914,225,332	1,674,674,441
Other expenses				
Loss on foreign exchange	-	-	91,120,622	-
Derivative loss on hedging	214,834,797	-	-	-
Director's remuneration	5,018,750	2,624,030	5,018,750	2,624,030
Loss from equity affiliates	4,872,563	8,657,689	-	-
Total Expenses	18,643,814,363	11,339,257,816	9,105,241,063	4,381,361,992
Income before interest and income taxes	23,789,602,057	12,690,838,885	21,005,801,648	8,426,451,292
Interest expenses	225,871,060	307,615,262	225,871,060	307,615,262
Income taxes	10,579,857,127	5,337,421,314	6,521,596,621	3,203,268,413
Net income	12,983,873,870	7,045,802,309	14,258,333,967	4,915,567,617
Earnings per share				
Basic earnings per share	3.93	2.14	4.32	1.49
Diluted earnings per share	3.92	2.14	4.31	1.49

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME (UNREVIEWED)

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Revenues				
Sales	103,874,667,399	63,924,075,301	61,810,303,557	34,862,984,912
Revenue from pipeline transportation	2,952,604,041	2,495,098,444	-	-
Other revenues				
Gain on foreign exchange	361,501,853	862,413,800	3,931,835	600,012,831
Interest income	639,565,651	621,646,405	922,139,289	811,154,676
Other revenues	1,114,886,006	358,027,061	1,017,181,706	271,868,725
Dividend received from related parties	-	-	4,454,521,150	-
Total Revenues	108,943,224,950	68,261,261,011	68,208,077,537	36,546,021,144
Expenses				
Operating expenses	7,261,636,057	5,553,480,242	4,040,528,607	2,099,597,997
Exploration expenses	4,683,382,296	2,138,373,640	90,412,808	63,807,254
Selling, general and administrative expenses	3,084,453,308	2,315,776,013	1,541,300,269	904,263,407
Petroleum royalties and remuneration	13,928,847,148	8,633,506,760	7,838,673,501	4,357,873,116
Depreciation, depletion and amortization	16,952,293,115	11,629,171,627	9,526,146,514	4,856,034,412
Other expenses				
Derivative loss on hedging	913,921,168	-	-	-
Director's remuneration	11,785,625	8,484,836	11,785,625	8,484,836
Loss from equity affiliates	17,892,932	24,228,574	-	-
Total Expenses	46,854,211,649	30,303,021,692	23,048,847,324	12,290,061,022
Income before interest and income taxes	62,089,013,301	37,958,239,319	45,159,230,213	24,255,960,122
Interest expenses	610,814,717	705,487,656	610,814,717	767,547,474
Income taxes	26,592,664,780	16,277,749,651	15,999,915,870	9,627,822,005
Net income	34,885,533,804	20,975,002,012	28,548,499,626	13,860,590,643
Earnings per share				
Basic earnings per share	10.57	6.38	8.65	4.22
Diluted earnings per share	10.55	6.37	8.63	4.21

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNREVIEWED)

CONSOLIDATED

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Unit : Baht

	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Share capital issued and paid-up	10,033,500	468,346,640	-	-	-	-	478,380,140
Currency translation differences	-	-	(418,455,256)	-	-	-	(418,455,256)
Net income	-	-	-	-	-	20,975,002,012	20,975,002,012
Dividend paid	-	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at September 30, 2007	3,296,035,500	12,775,935,080	(2,213,832,252)	332,200,000	16,900,000,000	68,232,893,356	99,323,231,684
Balance - as at December 31, 2007	3,297,420,300	12,859,030,620	(2,315,109,076)	332,200,000	16,900,000,000	75,713,280,888	106,786,822,732
Share capital issued and paid-up	9,352,900	547,070,660	-	-	-	-	556,423,560
Currency translation differences	-	-	(91,081,511)	-	-	-	(91,081,511)
Net income	-	-	-	-	-	34,885,533,804	34,885,533,804
Dividend paid	-	-	-	-	-	(14,965,536,861)	(14,965,536,861)
Balance - as at September 30, 2008	3,306,773,200	13,406,101,280	(2,406,190,587)	332,200,000	16,900,000,000	95,633,277,831	127,172,161,724

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNREVIEWED)

THE COMPANY

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Unit : Baht

	Share capital issued and paid-up	Share premium	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up	10,033,500	468,346,640	-	-	-	478,380,140
Net income	-	-	-	-	13,860,590,643	13,860,590,643
Dividend paid	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at September 30, 2007	3,296,035,500	12,775,935,080	332,200,000	16,900,000,000	37,861,587,112	71,165,757,692
Balance - as at December 31, 2007	3,297,420,300	12,859,030,620	332,200,000	16,900,000,000	43,755,966,236	77,144,617,156
Share capital issued and paid-up	9,352,900	547,070,660	-	-	-	556,423,560
Net income	-	-	-	-	28,548,499,626	28,548,499,626
Dividend paid	-	-	-	-	(14,965,536,861)	(14,965,536,861)
Balance - as at September 30, 2008	3,306,773,200	13,406,101,280	332,200,000	16,900,000,000	57,338,929,001	91,284,003,481

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (UNREVIEWED)

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Cash flows from operating activities				
Net income	34,885,533,804	20,975,002,012	28,548,499,626	13,860,590,643
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Loss from equity affiliates	17,892,932	24,228,574	-	-
Depreciation, depletion and amortization	16,952,293,115	11,629,171,627	9,526,146,514	4,856,034,412
Amortization of prepaid expenses	68,339,325	191,839,544	30,840,704	144,407,991
Exploration expenses	3,486,864,911	1,151,775,506	23,103,169	12,593,089
(Gain) loss on disposal of assets	14,549,142	(3,970,232)	1,799,975	(28,061,241)
Income recognized from deferred income	(487,806,060)	(621,465,270)	-	-
Dividend received from related parties	-	-	(4,454,521,150)	-
Employee benefits	287,995,202	67,710,947	268,972,587	64,907,197
(Gain) loss on foreign exchange	10,386,312	(1,134,892,272)	(17,549,655)	(743,606,711)
Interest income and expenses-net	(28,750,934)	83,841,251	(311,324,572)	(43,607,202)
Income taxes	26,592,664,780	16,277,749,651	15,999,915,870	9,627,822,005
	81,799,962,529	48,640,991,338	49,615,883,068	27,751,080,183
Changes in assets and liabilities				
(Increase) decrease in trade receivables	62,961,234	(517,606,828)	6,614,268	1,751,335
Increase in receivable - parent company	(1,835,272,171)	(2,070,565,469)	(1,855,204,852)	(561,858,032)
(Increase) decrease in inventories	231,673,445	102,080,167	62,005,747	(16,521,814)
(Increase) decrease in materials and supplies-net	(1,343,883,729)	(259,223,708)	(329,358,209)	57,167,254
(Increase) decrease in working capital from co-venturers	(134,769,544)	(736,022,230)	(1,398,818)	49,741,389
(Increase) decrease in other receivables	646,456,555	(597,746,369)	351,760,448	(219,588,913)
Increase in other current assets	(471,405,238)	(99,808,425)	(801,659,901)	(58,608,669)
Increase in prepaid expenses	(1,481,053)	-	-	-
(Increase) decrease in other non-current assets	(288,869)	2,614,822	(72,146)	(1,674,546)
Increase in accounts payables	202,950,138	1,154,924,446	44,272,150	103,423,920
(Decrease) increase in working capital to co-venturers	(618,522,201)	283,411,235	(352,301,500)	110,124,931

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (UNREVIEWED)

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Changes in assets and liabilities (continued)				
(Decrease) increase in accrued expenses	(150,435,537)	(1,675,001,413)	875,907,594	613,254,107
(Decrease) increase in other current liabilities	(107,261,852)	(281,508,255)	386,767,690	21,372,405
Decrease in deferred income	(3,617)	(56,743)	-	-
(Decrease) increase in other non-current liabilities	(6,589,478)	11,445,553	(6,589,478)	18,874,591
Translation adjustment	(135,726,620)	(210,493,528)	-	-
Interest received from bank deposits	563,558,270	631,051,851	306,500,699	291,842,763
Taxation paid	(21,056,766,615)	(20,027,506,743)	(11,615,654,815)	(12,079,625,777)
	(24,154,806,882)	**(24,290,011,637)**	**(12,928,411,123)**	**(11,670,325,056)**
Net cash provided by operating activities	**57,645,155,647**	**24,350,979,701**	**36,687,471,945**	**16,080,755,127**
Cash flows from investing activities				
Net lending of loans to related parties	(860,000,000)	(430,000,000)	(7,934,845,567)	(312,636,393)
Dividend received from related parties	-	-	4,454,521,150	-
Interest received from loans	30,441,841	5,027,705	656,075,822	563,052,959
Increase in property, plant and equipment	(32,340,569,799)	(26,529,071,700)	(13,732,395,714)	(10,927,919,478)
Increase in intangible assets	(82,241,160)	(51,114,601)	(22,477,418)	(40,871,667)
Net cash used in investing activities	**(33,252,369,118)**	**(27,005,158,596)**	**(16,579,121,727)**	**(10,718,374,579)**
Cash flows from financing activities				
Proceeds from issuances of bills of exchange	2,931,600,167	-	2,931,600,167	-
Bond redemption	-	(6,629,078,256)	-	(6,629,078,256)
Proceeds from issuances of bonds	-	16,383,819,952	-	16,383,819,952
Bond issuance expense	-	(18,881,271)	-	(18,881,271)
Net borrowings of loans from related party	-	-	-	(2,216,296,190)
Interest paid	(495,696,176)	(710,521,712)	(495,696,176)	(775,514,174)
Proceeds from common stock	556,423,560	478,380,140	556,423,560	478,380,140
Dividend paid	(14,961,431,501)	(10,235,481,081)	(14,961,431,501)	(10,235,481,081)
Net cash used in financing activities	**(11,969,103,950)**	**(731,762,228)**	**(11,969,103,950)**	**(3,013,050,880)**
Net increase in cash and cash equivalents	12,423,682,579	(3,385,941,123)	8,139,246,268	2,349,329,668
Cash and cash equivalents at the beginning of the period	**24,012,741,011**	**18,520,906,222**	**13,504,898,492**	**7,152,100,391**
	36,436,423,590	15,134,965,099	21,644,144,760	9,501,430,059
Effect of exchange rate changes on cash and cash equivalents	42,902,030	(19,906,739)	14,246,295	(1,143,079)
Cash and cash equivalents at the end of the period	**36,479,325,620**	**15,115,058,360**	**21,658,391,055**	**9,500,286,980**

2. Management Discussion and Analysis of Operating Results for the Third Quarter of 2008

2.1 PTTEP Performance

Regarding the current economic situations, the Bank of Thailand (BOT) has revised Thailand's economic projection from 4.8-5.8 percent to 4.3-5.0 percent due to the recent global economic slow down resulting from the world's financial crisis. In addition, other key factors, including the lower-than-expected recovery of domestic consumption and investment resulting from the uncertain local political situation as well as a slow down in government budget disbursement, also pressured the Thai economy to expand at a decelerated pace. For the economic outlook in 2009, the BOT forecasted that the Thai economy is likely to grow at 3.8 percent, lower than previously forecasted at 4.3-5.8 percent. This downward movement is mainly driven by the 2008 world financial crisis and slower export volumes that eventually resulted from the world economic slowdown.

Regarding business activities in the third quarter of 2008, PTTEP succeeded in implementing its business plan as detailed in the following.

On PTTEP's exploration activities, during the first nine months of 2008, PTTEP successfully discovered petroleum in 23 out of 31 exploration and appraisal wells with a success ratio equal to 23:31 or a 74% success rate. In the third quarter of 2008 alone, PTTEP discovered petroleum in 11 out of 14 exploration and appraisal wells with a success ratio equal to 11:14 or a 79% success rate. There were a number of successful discoveries including Bongkot project where PTTEP succeeded in finding natural gas in the Ton Sak-8 and Ton Son-2 appraisal wells. Upon drilling, these wells encountered natural gas bearing formations with total thicknesses of 84 and 55 meters respectively. In addition, in Pailin project, the delineation well Pailin-47 was drilled and encountered natural gas bearing formations with total thicknesses of 117 meters. However, in the third quarter of 2008, there were write-offs of 3 dry wells under the Vietnam 16-1 (TGD-1X, TGD-1XST), S1 (SPA-B01), and Cambodia B (VMM-1) projects.

In Vietnam 16-1 Project where the appraisal well TGD-1X, TGD-1X-ST was drilled in Te Giac Den (TGD prospect, PTTEP reported, on 10 July 2008, a discovery of oil and gas and that the company would engage in a further detailed study of the well in order to determine its potential for commercial development. However, the most recent technical study shows that the flow rate of oil and gas in TGD-1X, TGD-1X-ST well is not substantially sufficient for commercialization. PTTEP, therefore, has proceeded to write-off this well in the accounting period of the third quarter of 2008 with the total cost for PTTEP of 2,735 Million Baht. Nevertheless, with the current petroleum potential of Vietnam 16-1 Project, on September 26, 2008, PetroVietnam (a government agency) has already approved the Outline Development Plan for the prospect Te Giac Trang (TGT), located in the north of prospect TGD, in order to proceed for future development.

-2- / *Regarding petroleum...*

Regarding petroleum development activities, in the third quarter of 2008, the Vietnam 9-2 Project commenced its production of crude oil and natural gas from Ca Ngu Vang (CNV) oil field on 25 July 2008 with the approximate flow rate of 8,000 barrels per day (BPD) of crude and 20 million standard cubic feet of gas per day (MMSCFD) respectively. This is the first petroleum production from Vietnam for PTTEP.

In addition, in the third quarter of 2008, PTTEP was also successful in maintaining its production from the Arthit Project to meet its production target. The average export production in the third quarter of 2008 was approximately 360 MMSCFD of gas and 19,000 BPD of condensate. This is considered a significant success for PTTEP in its efforts to supply energy for the increasing domestic demand.

Regarding petroleum sales, PTTEP's average sales volume for the first three quarters of 2008 was 218,716 barrels of oil equivalent per day (BOED). The average sales volume of the third quarter was 240,839 BOED, higher than the average sales volume of the first and the second quarters of 182,431 BOED and 232,634 BOED respectively. This increase mainly resulted from an increased sales volume from the Arthit project. However, the average sales volume of the first three quarters of 2008 (218,716 BOED) was still lower than the 2008 sales target of 223,334 BOED, which was initially set at the beginning of 2008. Nevertheless, PTTEP expects to increase its production in the last quarter of 2008 to meet its sales target.

2.2 Results of Operations

PTTEP launched its Short-term Financing Program ("PF") in April 2008 which involved the company's inaugural issuance of bills of exchange (B/Es) via Public Offering to institutional and high net-worth investors. B/Es are to be issued monthly on a revolving basis, whereby biddings will be conducted on the third Wednesday of every month to select the Arranger/Paying Agent bank offering the best rate. However, PTTEP has changed the bidding date from the third Wednesday to the third Thursday of every month beginning September 2008 onwards.

The "PF" is an ongoing funding program which commenced in April 2008, and includes the following B/E issuances as of the Third quarter of 2008:

Issue Date	Face Value (Million Baht)	Tenor (Days)	Discounted Rate (Per annum)	Maturity Date
23 July 2008	1,000	93	3.55%	24 October 2008
25 August 2008	1,000	94	3.63%	27 November 2008
23 September 2008	1,000	94	3.96%	26 December 2008
Total issued B/E	**3,000**			

The Resolution of the Board of Directors' meeting in the year 2005 approved the Company to issue bills of exchange (B/Es) with a total revolving credit of up to Baht 20,000 million.

On August 7, 2008 the Company registered the change in its registered paid-up capital from Baht 3,298.66 million to Baht 3,306.77 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 8,116,500 shares at the par value of 1 Baht per share resulting in a total of 8,116,500 Baht. As of September 30, 2008 the outstanding number of warrants was 2.94 million units (1 unit of warrant = 5 units of common shares)

2.2.1. Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions Baht, excepting Baht per share amounts)	2nd Quarter 2008	3rd Quarter 2008	3rd Quarter 2007
Income from continuing operations			
Exploration and production	11,921	11,468	5,819
Pipelines	1,123	1,480	1,123
Others	(47)	36	104
Total net income	**12,997**	**12,984**	**7,046**
Diluted earnings per share – from continuing operations	3.93	3.92	2.14
Total Revenues - from continuing operations	38,748	42,434	24,030

Third Quarter of 2008 compared with Third Quarter of 2007

For the results of operations (unreviewed) in the third quarter of 2008, PTTEP and subsidiaries' net profit amounted to Baht 12,984 million or Baht 3.92 per share-diluted, an increase of Baht 5,938 million or 84% against the same period last year (Baht 7,046 million or Baht 2.14 per share-diluted). The returns on shareholders' equity for this quarter were 42%.

For this quarter, the total revenue was Baht 42,434 million, an increase of Baht 18,404 million or 77% against the same period last year (Baht 24,030 million). The sales of petroleum increased Baht 18,136 million, resulting from (1) the higher average petroleum sales price this quarter, which rose to USD 54.52 per barrel of oil equivalent (BOE) resulting from the higher world market prices against the same period last year (USD 38.75 per BOE); however the average sales exchange rate for this quarter decreased to Baht 33.65 per USD from the same period of last year's Baht 34.39 per USD because of the strengthened Baht, and (2) the higher sales volume in this quarter rose to 240,839 barrels of oil equivalent per day (BOED) against the same period last year (183,660 BOED). This increased volume mainly came from petroleum sales volume from the Arthit and G4/43 projects, which started production this year, while there was slightly

-4- / *decreased natural ...*

decreased natural gas sales volume from the Bongkot, S1 and Yadana projects and a petroleum sales volume from the B8/32&9A project.

Meanwhile, PTTEP and subsidiaries incurred expenses amounting to Baht 18,644 million, an increase of Baht 7,305 million or 64% against Baht 11,339 million the same period last year. This increase was the result of the following:

(1) Increased petroleum royalties and remuneration resulting from increased sales revenues from the Arthit (which started production this year), S1, Bongkot and B8/32&9A projects.

(2) Higher depreciation and amortization expenses, mainly from the Arthit and G4/43 projects, which started production this year, as well as increased depreciation of the B8/32&9A and Pailin projects as a result of their additional oil and gas properties.

(3) Increased exploration expenses, mainly due the write-off of 3 dry wells under the Vietnam 16-1 (TGD-1X, TGD-1XST), S1 (SPA-B01) and Cambodia B (VMM-1) projects, while there were also decreased Geology and Geophysics study costs in this quarter due to decreased operation activities.

(4) Rising operating expenses, mainly due to (1) increased operating expenses of the Arthit and Oman 44 projects from their expanded operation activities (2) increased operating expenses and maintenance costs from the Yadana, Yetagun and S1 projects, while (3) operating expenses from the Nang Nuan project decreased due to the fact that its production had been suspended in the latter part of August 2007.

(5) Increased selling, general administrative expenses, primarily from recognition of the provision for employee benefits.

(6) Derivatives losses on hedged transactions.

PTTEP and subsidiaries incurred higher income tax expenses of Baht 5,243 million based on the higher petroleum taxable profits.

<u>Third Quarter of 2008 compared with Second Quarter of 2008</u>

For the results of operations (unreviewed) in the third quarter of 2008, PTTEP and subsidiaries' net profit amounted to Baht 12,984 million or Baht 3.92 per share-diluted, an decrease of Baht 13 million from the previous quarter's net profit of Baht 12,997 million, or Baht 3.93 per share-diluted.

For this quarter, the total revenue was Baht 42,434 million, an increase of Baht 3,686 million or 10% from the previous quarter (Baht 38,748 million). This increase was mainly due to higher sales of petroleum, totaling Baht 3,726 million, based on (1) the higher average petroleum sales price this quarter, which rose to USD 54.52 per BOE compared with the previous quarter of USD 54.23 per BOE, as well as the average sales

-5- / exchange rate ...

exchange rate for this quarter which increased to Baht 33.65 per USD from the previous quarter's Baht 32.17 per USD because of the weakened Baht, and (2) the higher sales volume in this quarter which rose to 240,839 BOED compared with the previous quarter of 232,634 BOED. The increased sales volume mainly came from (1) petroleum sales volumes from the Arthit and Yetagun projects (2) increased natural gas sales volumes from the Yadana and Oman 44 projects, while (3) the petroleum sales volumes of the Bongkot, Pailin and G4/43 projects decreased.

In this quarter, other income decreased Baht 616 million because of construction service on the Arthit gas export pipeline to customers.

For this quarter, PTTEP and subsidiaries recognized a foreign exchange gain of Baht 194 million; meanwhile, the previous quarter, PTTEP and subsidiaries recognized a foreign exchange loss of Baht 612 million. These gains and losses on foreign exchange were because of the change in the value of the Baht against the USD.

PTTEP and subsidiaries incurred expenses of Baht 18,644 million, an increase of Baht 2,421 million or 15% from the previous quarter (Baht 16,223 million). This increase was the effect of the following:

(1) Increased exploration expenses, mainly due to the write-off of 3 dry wells under the Vietnam 16-1 (TGD-1X, TGD-1XST), S1 (SPA-B01) and Cambodia B (VMM-1) projects, while there were also decreased Geology and Geophysics study costs in this quarter due to decreased operation activities.

(2) Higher petroleum royalties and remuneration resulting from increased sales revenues.

(3) Rising depreciation and amortization expenses, mainly from the higher production from the Arthit project.

(4) Decreased operating expenses from construction service on the Arthit gas export pipeline, while operating expenses and maintenance costs of the Arthit, S1, Yadana and Yetagun projects increased.

2.2.2. Results of Operations – First Nine Months Comparison

Earnings summary	First Nine Months	
(Unit : Millions of Baht excepting Baht per share amounts)	**2008**	**2007**
Income from continuing operations		
Exploration and production	31,354	17,818
Pipelines	3,763	3,294
Others	(231)	(137)
Total net income	**34,886**	**20,975**
Diluted earnings per share – from continuing operations	10.55	6.37
Total Revenues - from continuing operations	108,943	68,261

-6- / *The results ...*

The results of operations (Unreviewed) for the first nine months of 2008, PTTEP and its subsidiaries' totaled a net profit of Baht 34,886 million or Baht 10.55 per share-diluted, an increase of Baht 13,911 million or 66% when compared with the first nine months of 2007's net profit of Baht 20,975 million or Baht 6.37 per share-diluted. Return on shareholder's equity for the first nine months of 2008 was 40%.

For the first nine months of 2008, total revenues of PTTEP and its subsidiaries amounted to Baht 108,943 million, an increase of Baht 40,682 million or 60% when compared with the first nine months of 2007 (Baht 68,261 million). This increase was mainly due to higher sales of petroleum of Baht 39,951 million or 62%, resulting from (1) the higher average petroleum sales price for the first nine months of 2008, which rose to USD 52.68 per BOE compared with the first nine month of 2007 at USD 37.51 per BOE; however the average sales exchange rate for the first nine months of 2008 decreased to Baht 32.90 per USD from the first nine months of last year's Baht 35.06 per USD as a result of the strengthened Baht, and (2) the higher sales volume for the first nine months of 2008 to 218,716 BOED compared with the first nine months of 2007 of 178,049 BOED. This increased volume mainly came from (1) petroleum sales volume from the Arthit and G4/43 projects, which started production this year (2) increased petroleum sales volumes from the Oman 44 and Bongkot projects and (3) increased natural gas sales volume from the Pailin project, while (4) the natural gas sales of the Yetagun and Yadana projects and crude oil sales of the B8/32&9A project decreased.

PTTEP and subsidiaries collected higher revenue from pipeline transportation, which was proportionally recorded from Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC). Also, there was increased other income, from construction service on the Arthit gas export pipeline to customers.

PTTEP and subsidiaries recognized a foreign exchange gain of Baht 361 million for the first nine months of 2008, a decrease of Baht 501 million or 58% when compared with Baht 862 million for the first nine months of 2007. This decrease was because of the change in the value of the Baht against the USD.

PTTEP and its subsidiaries incurred expenses for the first nine months of 2008 amounting to Baht 46,854 million, an increase of Baht 16,551 million or 55% when compared with Baht 30,303 million for the first nine months of 2007. This increase was the effect of the following:

(1) Higher depreciation and amortization expenses, mainly from the projects which started production this year (Arthit and G4/43 projects), projects with higher production volumes and additional oil and gas properties (Pailin, Bongkot and Oman 44 projects), as well as increased depreciation of B8/32&9A as a result of its additional oil and gas properties.

(2) Higher petroleum royalties and remuneration resulting from increased sales revenues.

(3) Rising exploration expenses, mainly due to the write-off of dry wells under the Vietnam 16-1, Algeria 433a&416b, Cambodia B and S1 projects, as well as Geology and Geophysics study costs from the L21, 28 & 29/48 and Oman

44 projects in addition to projects in Myanmar, New Zealand and Australia. Also, there was a write-off of B13/38 project.

(4) Increased operating expenses from (1) increased operating expenses of the Arthit, Oman 44, Bongkot and Pailin projects which increased their operation activities
(2) construction service on the Arthit gas export pipeline (3) increased operating expenses and maintenance costs of the Yadana, Yetagun and B8/32&9A projects, while (4) operating expenses of the Nang Nuan project decreased due to the fact that its production had been suspended in the latter part of August 2007.

(5) Increased selling, general administrative expenses, mainly from recognition of provision for employee benefits and general administrative expenses from the Arthit project, which increased its number of operation activities.

2.3 Financial position

As of September 30, 2008, PTTEP and subsidiaries commanded total assets of Baht 218,422 million, an increase of Baht 28,383 million, or 15% higher than the total at the end of 2007. This increase was mainly due to (1) higher cash and cash equivalents of Baht 12,466 million from operating activities and B/Es issuance (2) the increase of Baht 11,509 million in oil and gas properties for production, mainly from Arthit, MTJDA-B17, Vietnam 9-2 and projects in Myanmar, and (3) the increase of a long term loan to Energy Complex Co., Ltd. amounting to Baht 860 million.

Most current assets as of September 30, 2008 were in cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under Property, Plant, and Equipment, and (2) investments in associated companies, namely Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under Investments in Associates.

PTTEP and subsidiaries had total liabilities of Baht 91,250 million or Baht 7,998 million higher than the total at the end of 2007, mainly due to income tax payable and the B/Es issuance as mentioned above.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of September 30, 2008,

the total number of shares exercised was 46.77 million shares and the outstanding number of warrants was 2.94 million units.

For the period of the nine months that ended on September 30, 2008, PTTEP and subsidiaries had a net cash flow from operations of Baht 57,688 million. The majority of this was cash received from operating activities.

PTTEP and subsidiaries commanded a net cash flow used in investment activities of Baht 33,253 million, mainly resulting from (1) the higher investment in oil and gas properties for production from Arthit, MTJDA-B17, Vietnam 9-2 and projects in Myanmar (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 860 million.

PTTEP and subsidiaries had a net cash flow used in financing activities of Baht 11,969 million as follows: (1) dividend payment to shareholders for the second half of 2007, Baht 1.67 per share and dividend payment to shareholders for the fist half of 2008, Baht 2.86 per share, amounting to Baht 14,961 million (2) interest paid of Baht 496 million (3) net cash received from the B/Es issuance of Baht 2,932 million and (4) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 556 million.

As of September 30, 2008, PTTEP and subsidiaries had cash and cash equivalents of Baht 36,479 million, an increase of Baht 12,466 million from the end of 2007.

2.4 Key factors impacting operations results

The recent US financial crisis has impacted the world economy and financial system as a whole. It has caused not only a slowdown in world economy but also a decrease in oil price. Based on recent report, the oil price dropped from140 USD per barrel in early Q3 to below 70 USD per barrel in early Q4, 2008. Since the oil prices have direct impact on PTTEP business performance, PTTEP, thus, has reviewed its business as well as its investment plan to incorporate the situations taking into account volatility of the oil price in both short term and long term. In addition, to respond to the situations, PTTEP has been implementing a number of strategic initiatives to ensure highest operational efficiency and cost optimization. This includes applying Capital Project Management to high investment projects. This concept mainly focuses on improving project management, technical standards/specifications and standardization, and long term procurement planning and contract management. In addition, PTTEP has also applied the Operational Excellence concept to improve overall efficiency of its production and operation activities.

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/ 195 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 30, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Reviewed Financial Statements, Management's Discussion and Analysis for the third quarter 2008

Reference: Letter PTTEP No. 20.910/ 193 / 2008, dated October 28, 2008.

Attachment:
1. Reviewed Financial Statements of PTT Exploration and Production Public Company Limited and Subsidiaries for the period of three months and nine months ended September 30, 2008 and 2007, including English translations, all of which have been reviewed by the Auditor
2. Management's Discussion and Analysis for the third quarter 2008

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit the Reviewed Financial Statements of PTTEP and Subsidiaries for the period of three months and nine months ended September 30, 2008 and 2007, and Management's Discussion and Analysis for the third quarter 2008 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the Reviewed Financial Statements, for the period of three months and nine months ended September 30, 2008, are the same as those presented in PTTEP's announcement on the subject of the Unreviewed Financial Statements, and Analysis of Operating Results for the third quarter 2008, dated October 28, 2008.

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

(Reviewed Quarter-3 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

Reviewed
(In thousands)
Ending 30 September

The Consolidated Financial Statement

	Quarter 3		For 9 Months	
Year	2008	2007	2008	2007
Net profit (loss)	12,983,874	7,045,802	34,885,534	20,975,002
EPS (baht)	3.93	2.14	10.57	6.38

The Company Financial Statement

	Quarter 3		For 9 Months	
Year	2008	2007	2008	2007
Net profit (loss)	14,258,334	4,915,568	28,548,500	13,860,591
EPS (baht)	4.32	1.49	8.65	4.22

Type of report:
Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________
(Mr.Anon Sirisaengtaksin)
Position Chief Executive Officer
A uthorized to sign on behalf of the company

AUDITOR'S REPORT AND FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIODS OF THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand have reviewed the accompanying consolidated and the Company balance sheets as at September 30, 2008, the related consolidated and the Company statement of income for the periods of three months and nine months ended September 30, 2008 and 2007, the related consolidated and the Company statements of changes in shareholders' equity and cash flows for the periods of nine months ended September 30, 2008 and 2007 of PTT Exploration and Production Public Company Limited and subsidiaries. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standards require the Office of the Auditor General of Thailand to plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and subsidiaries for the year ended December 31, 2007, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 14, 2008. The consolidated and the Company balance sheets as at December 31, 2007, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand have not performed any other audit procedures subsequent to the date of that report.

(Signed) *Jaruvan Maintaka*
(Khunying Jaruvan Maintaka)
Auditor General

(Signed) *Poungchomnad Jariyajinda*
(Poungchomnad Jariyajinda)
Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General

October 28, 2008

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

Unit : Baht

	Notes	Consolidated September 30, 2008 (Unaudited/ Reviewed)	Consolidated December 31, 2007 (Audited)	The Company September 30, 2008 (Unaudited/ Reviewed)	The Company December 31, 2007 (Audited)
Assets					
Current Assets					
Cash and cash equivalents	3	36,479,325,620	24,012,741,011	21,658,391,055	13,504,898,492
Receivable-parent company	4	12,311,312,578	10,480,295,479	8,761,180,045	6,905,975,193
Trade receivables	5	2,142,275,604	2,206,716,338	19,642,939	26,257,207
Inventories		603,835,523	360,987,508	56,735,068	74,242,369
Materials and supplies-net		5,558,942,149	4,222,009,747	2,366,430,996	2,038,862,684
Other current assets					
Working capital from co-venturers		480,929,234	363,143,598	35,902,285	12,594,021
Other receivables		794,470,439	1,443,150,816	522,230,585	870,469,671
Accrued interest receivables		52,122,562	6,700,806	61,086,571	101,596,527
Other current assets		1,896,796,165	1,159,087,063	1,121,864,021	307,128,614
Total Current Assets		60,320,009,874	44,254,832,366	34,603,463,565	23,842,024,778
Non-Current Assets					
Investments in subsidiaries, associates and jointly controlled entities	7.2	378,845,886	396,738,818	24,149,401,729	24,149,401,729
Long-term loans to related parties	6.2	1,460,000,000	600,000,000	23,055,323,001	15,114,764,161
Property, plant and equipment-net	8, 9	154,514,245,773	143,004,876,152	75,148,579,020	70,963,263,516
Intangible assets		381,322,685	350,592,235	310,291,610	330,924,687
Deferred income tax assets	10.2	5,246,860	-	-	-
Other non-current assets					
Prepaid expenses	11	198,101,669	234,119,237	-	-
Deferred remuneration under agreement		1,053,479,296	1,084,320,000	1,053,479,296	1,084,320,000
Other non-current assets		110,676,952	113,658,112	37,477,847	40,691,043
Total Non-Current Assets		158,101,919,121	145,784,304,554	123,754,552,503	111,683,365,136
Total Assets		218,421,928,995	190,039,136,920	158,358,016,068	135,525,389,914

Notes to financial statements are an integral part of these financial statements.

(Signed) Anon Sirisaengtaksin
(Anon Sirisaengtaksin)
Chief Executive Officer

(Signed) Sermsak Satchawannakul
(Sermsak Satchawannakul)
Manager, Finance

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

Unit : Baht

	Notes	Consolidated September 30, 2008 (Unaudited/ Reviewed)	Consolidated December 31, 2007 (Audited)	The Company September 30, 2008 (Unaudited/ Reviewed)	The Company December 31, 2007 (Audited)
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable		1,859,674,040	1,682,890,316	182,316,816	138,901,801
Bills of exchange	12	2,982,930,586	-	2,982,930,586	-
Working capital to co-venturers		830,646,297	1,420,938,719	271,522,447	606,659,852
Accrued expenses		13,145,201,135	13,340,730,803	8,586,218,393	7,714,449,561
Accrued interest payable		174,510,137	110,722,014	174,510,137	110,722,014
Income tax payable		21,530,979,564	16,320,076,123	14,741,008,057	11,490,847,658
Other current liabilities		1,453,737,711	1,581,243,855	1,133,544,049	767,108,884
Total Current Liabilities		41,977,679,470	34,456,601,830	28,072,050,485	20,828,689,770
Non-Current Liabilities					
Bonds	13	18,500,000,000	18,500,000,000	18,500,000,000	18,500,000,000
Deferred income tax liabilities	10.2	15,088,493,733	14,509,606,684	11,539,484,064	10,420,464,292
Other non-current liabilities					
Deferred income	14	2,572,293,337	3,059,663,262	-	-
Remuneration under agreement		1,093,606,400	1,084,320,000	1,093,606,400	1,084,320,000
Provision for employee benefits	15	667,354,804	379,359,602	641,311,837	372,339,250
Provision for decommissioning costs		11,085,001,165	10,990,904,837	6,962,221,439	6,903,101,473
Other non-current liabilities		265,338,362	271,857,973	265,338,362	271,857,973
Total Non-Current Liabilities		49,272,087,801	48,795,712,358	39,001,962,102	37,552,082,988
Total Liabilities		91,249,767,271	83,252,314,188	67,074,012,587	58,380,772,758
Shareholders' Equity					
Share capital	16				
Registered capital					
3,322,000,000 ordinary shares of Baht 1 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and paid-up capital					
3,306,773,200 ordinary shares of Baht 1 each		3,306,773,200	-	3,306,773,200	-
3,297,420,300 ordinary shares of Baht 1 each		-	3,297,420,300	-	3,297,420,300
Share premium		13,406,101,280	12,859,030,620	13,406,101,280	12,859,030,620
Currency translation differences		(2,406,190,587)	(2,315,109,076)	-	-
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated		95,633,277,831	75,713,280,888	57,338,929,001	43,755,966,236
Total Shareholders' Equity		127,172,161,724	106,786,822,732	91,284,003,481	77,144,617,156
Total Liabilities and Shareholders' Equity		218,421,928,995	190,039,136,920	158,358,016,068	135,525,389,914

Notes to financial statements are an integral part of these financial statements.

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

FOR THE PERIODS OF THREE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Unit : Baht

	Note	Consolidated		The Company	
		2008	2007	2008	2007
Revenues					
Sales		40,656,616,197	22,521,292,071	25,208,232,573	12,222,761,249
Revenue from pipeline transportation		1,201,796,274	862,780,154	-	-
Other revenues					
Gain on foreign exchange		194,093,482	185,164,659	-	64,158,361
Interest income		244,592,831	179,042,433	357,862,075	275,014,515
Other revenues		136,317,636	281,817,384	90,426,913	245,879,159
Dividend received from related parties		-	-	4,454,521,150	-
Total Revenues		42,433,416,420	24,030,096,701	30,111,042,711	12,807,813,284
Expenses					
Operating expenses		2,448,778,589	2,395,643,302	1,362,794,601	871,131,222
Exploration expenses		2,973,728,610	1,199,847,795	51,587,091	12,141,523
Selling, general and administrative expenses		977,702,603	676,673,697	482,384,141	292,945,619
Petroleum royalties and remuneration		5,635,014,390	2,959,771,849	3,198,110,526	1,527,845,157
Depreciation, depletion and amortization		6,383,864,061	4,096,039,454	3,914,225,332	1,674,674,441
Other expenses					
Loss on foreign exchange		-	-	91,120,622	-
Derivative loss on hedging		214,834,797	-	-	-
Director's remuneration		5,018,750	2,624,030	5,018,750	2,624,030
Loss from equity affiliates		4,872,563	8,657,689	-	-
Total Expenses		18,643,814,363	11,339,257,816	9,105,241,063	4,381,361,992
Income before interest and income taxes		23,789,602,057	12,690,838,885	21,005,801,648	8,426,451,292
Interest expenses		225,871,060	307,615,262	225,871,060	307,615,262
Income taxes	10.1	10,579,857,127	5,337,421,314	6,521,596,621	3,203,268,413
Net income		12,983,873,870	7,045,802,309	14,258,333,967	4,915,567,617
Earnings per share					
Basic earnings per share		3.93	2.14	4.32	1.49
Diluted earnings per share		3.92	2.14	4.31	1.49

Notes to financial statements are an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Unit : Baht

	Notes	Consolidated		The Company	
		2008	2007	2008	2007
Revenues					
Sales		103,874,667,399	63,924,075,301	61,810,303,557	34,862,984,912
Revenue from pipeline transportation		2,952,604,041	2,495,098,444	-	-
Other revenues					
Gain on foreign exchange	17	361,501,853	862,413,800	3,931,835	600,012,831
Interest income		639,565,651	621,646,405	922,139,289	811,154,676
Other revenues	18	1,114,886,006	358,027,061	1,017,181,706	271,868,725
Dividend received from related parties		-	-	4,454,521,150	-
Total Revenues		108,943,224,950	68,261,261,011	68,208,077,537	36,546,021,144
Expenses					
Operating expenses		7,261,636,057	5,553,480,242	4,040,528,607	2,099,597,997
Exploration expenses		4,683,382,296	2,138,373,640	90,412,808	63,807,254
Selling, general and administrative expenses		3,084,453,308	2,315,776,013	1,541,300,269	904,263,407
Petroleum royalties and remuneration	19	13,928,847,148	8,633,506,760	7,838,673,501	4,357,873,116
Depreciation, depletion and amortization		16,952,293,115	11,629,171,627	9,526,146,514	4,856,034,412
Other expenses					
Derivative loss on hedging	22	913,921,168	-	-	-
Director's remuneration		11,785,625	8,484,836	11,785,625	8,484,836
Loss from equity affiliates		17,892,932	24,228,574	-	-
Total Expenses		46,854,211,649	30,303,021,692	23,048,847,324	12,290,061,022
Income before interest and income taxes		62,089,013,301	37,958,239,319	45,159,230,213	24,255,960,122
Interest expenses		610,814,717	705,487,656	610,814,717	767,547,474
Income taxes	10.1	26,592,664,780	16,277,749,651	15,999,915,870	9,627,822,005
Net income		34,885,533,804	20,975,002,012	28,548,499,626	13,860,590,643
Earnings per share	20				
Basic earnings per share		10.57	6.38	8.65	4.22
Diluted earnings per share		10.55	6.37	8.63	4.21

Notes to financial statements are an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Unit : Baht

	Note	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006		3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Share capital issued and paid-up		10,033,500	468,346,640	-	-	-	-	478,380,140
Currency translation differences		-	-	(418,455,256)	-	-	-	(418,455,256)
Net income		-	-	-	-	-	20,975,002,012	20,975,002,012
Dividend paid		-	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at September 30, 2007		3,296,035,500	12,775,935,080	(2,213,832,252)	332,200,000	16,900,000,000	68,232,893,356	99,323,231,684
Balance - as at December 31, 2007		3,297,420,300	12,859,030,620	(2,315,109,076)	332,200,000	16,900,000,000	75,713,280,888	106,786,822,732
Share capital issued and paid-up		9,352,900	547,070,660	-	-	-	-	556,423,560
Currency translation differences		-	-	(91,081,511)	-	-	-	(91,081,511)
Net income		-	-	-	-	-	34,885,533,804	34,885,533,804
Dividend paid	23	-	-	-	-	-	(14,965,536,861)	(14,965,536,861)
Balance - as at September 30, 2008		3,306,773,200	13,406,101,280	(2,406,190,587)	332,200,000	16,900,000,000	95,633,277,831	127,172,161,724

Notes to financial statements are an integral part of these financial statements.

Unaudited/
Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Unit : Baht

	Note	Share capital issued and paid-up	Share premium	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006		3,286,002,000	12,307,588,440	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up		10,033,500	468,346,640	-	-	-	478,380,140
Net income		-	-	-	-	13,860,590,643	13,860,590,643
Dividend paid		-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at September 30, 2007		3,296,035,500	12,775,935,080	332,200,000	16,900,000,000	37,861,587,112	71,165,757,692
Balance - as at December 31, 2007		3,297,420,300	12,859,030,620	332,200,000	16,900,000,000	43,755,966,236	77,144,617,156
Share capital issued and paid-up		9,352,900	547,070,660	-	-	-	556,423,560
Net income		-	-	-	-	28,548,499,626	28,548,499,626
Dividend paid	23	-	-	-	-	(14,965,536,861)	(14,965,536,861)
Balance - as at September 30, 2008		3,306,773,200	13,406,101,280	332,200,000	16,900,000,000	57,338,929,001	91,284,003,481

Notes to financial statements are an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Cash flows from operating activities				
Net income	34,885,533,804	20,975,002,012	28,548,499,626	13,860,590,643
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Loss from equity affiliates	17,892,932	24,228,574	-	-
Depreciation, depletion and amortization	16,952,293,115	11,629,171,627	9,526,146,514	4,856,034,412
Amortization of prepaid expenses	68,339,325	191,839,544	30,840,704	144,407,991
Exploration expenses	3,486,864,911	1,151,775,506	23,103,169	12,593,089
(Gain) loss on disposal of assets	14,549,142	(3,970,232)	1,799,975	(28,061,241)
Income recognized from deferred income	(487,806,060)	(621,465,270)	-	-
Dividend received from related parties	-	-	(4,454,521,150)	-
Employee benefits	287,995,202	67,710,947	268,972,587	64,907,197
(Gain) loss on foreign exchange	10,386,312	(1,134,892,272)	(17,549,655)	(743,606,711)
Interest income and expenses-net	(28,750,934)	83,841,251	(311,324,572)	(43,607,202)
Income taxes	26,592,664,780	16,277,749,651	15,999,915,870	9,627,822,005
	81,799,962,529	48,640,991,338	49,615,883,068	27,751,080,183
Changes in assets and liabilities				
(Increase) decrease in trade receivables	62,961,234	(517,606,828)	6,614,268	1,751,335
Increase in receivable - parent company	(1,835,272,171)	(2,070,565,469)	(1,855,204,852)	(561,858,032)
(Increase) decrease in inventories	231,673,445	102,080,167	62,005,747	(16,521,814)
(Increase) decrease in materials and supplies-net	(1,343,883,729)	(259,223,708)	(329,358,209)	57,167,254
(Increase) decrease in working capital from co-venturers	(134,769,544)	(736,022,230)	(1,398,818)	49,741,389
(Increase) decrease in other receivables	646,456,555	(597,746,369)	351,760,448	(219,588,913)
Increase in other current assets	(471,405,238)	(99,808,425)	(801,659,901)	(58,608,669)
Increase in prepaid expenses	(1,481,053)	-	-	-
(Increase) decrease in other non-current assets	(288,869)	2,614,822	(72,146)	(1,674,546)
Increase in accounts payables	202,950,138	1,154,924,446	44,272,150	103,423,920
(Decrease) increase in working capital to co-venturers	(618,522,201)	283,411,235	(352,301,500)	110,124,931

Notes to financial statements are an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Changes in assets and liabilities (continued)				
(Decrease) increase in accrued expenses	(150,435,537)	(1,675,001,413)	875,907,594	613,254,107
(Decrease) increase in other current liabilities	(107,261,852)	(281,508,255)	386,767,690	21,372,405
Decrease in deferred income	(3,617)	(56,743)	-	-
(Decrease) increase in other non-current liabilities	(6,589,478)	11,445,553	(6,589,478)	18,874,591
Loss from translation adjustment	(135,726,620)	(210,493,528)	-	-
Interest received from bank deposits	563,558,270	631,051,851	306,500,699	291,842,763
Taxation paid	(21,056,766,615)	(20,027,506,743)	(11,615,654,815)	(12,079,625,777)
	(24,154,806,882)	(24,290,011,637)	(12,928,411,123)	(11,670,325,056)
Net cash provided by operating activities	57,645,155,647	24,350,979,701	36,687,471,945	16,080,755,127
Cash flows from investing activities				
Net lending of loans to related parties	(860,000,000)	(430,000,000)	(7,934,845,567)	(312,636,393)
Dividend received from related parties	-	-	4,454,521,150	-
Interest received from loans	30,441,841	5,027,705	656,075,822	563,052,959
Increase in property, plant and equipment	(32,340,569,799)	(26,529,071,700)	(13,732,395,714)	(10,927,919,478)
Increase in intangible assets	(82,241,160)	(51,114,601)	(22,477,418)	(40,871,667)
Net cash used in investing activities	(33,252,369,118)	(27,005,158,596)	(16,579,121,727)	(10,718,374,579)
Cash flows from financing activities				
Proceeds from issuance of bills of exchange	2,931,600,167	-	2,931,600,167	-
Proceeds from issuance of bonds	-	(6,629,078,256)	-	(6,629,078,256)
Proceeds from bond	-	16,383,819,952	-	16,383,819,952
Bond issuance expense	-	(18,881,271)	-	(18,881,271)
Net borrowings of loans from related party	-	-	-	(2,216,296,190)
Interest paid	(495,696,176)	(710,521,712)	(495,696,176)	(775,514,174)
Proceeds from common stock	556,423,560	478,380,140	556,423,560	478,380,140
Dividend paid	(14,961,431,501)	(10,235,481,081)	(14,961,431,501)	(10,235,481,081)
Net cash used in financing activities	(11,969,103,950)	(731,762,228)	(11,969,103,950)	(3,013,050,880)
Net increase (decrease) in cash and cash equivalents	12,423,682,579	(3,385,941,123)	8,139,246,268	2,349,329,668
Cash and cash equivalents at the beginning of the period	24,012,741,011	18,520,906,222	13,504,898,492	7,152,100,391
	36,436,423,590	15,134,965,099	21,644,144,760	9,501,430,059
Effect of exchange rate changes on cash and cash equivalents	42,902,030	(19,906,739)	14,246,295	(1,143,079)
Cash and cash equivalents at the end of the period	36,479,325,620	15,115,058,360	21,658,391,055	9,500,286,980

Notes to financial statements are an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIODS OF THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008 and 2007

(UNAUDITED/REVIEWED)

AND FOR THE YEAR ENDED DECEMBER 31, 2007 (AUDITED)

(UNIT: MILLION BAHT, EXCEPT AS NOTED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of the Interim Financial Statements

These interim financial statements are prepared in accordance with the Accounting Standard No. 41 "Interim Financial Statements". The Company presents line items in the balance sheets, statement of income, statement of changes in shareholders' equity, and statement of cash flows, as in the annual financial statements and discloses only significant information in the notes to financial statements.

1.3 Preparation Basis for the Consolidated Financial Statements

The consolidated and the Company financial statements have been prepared in accordance with accounting principles generally accepted in Thailand under the Accounting Act B.E. 2543 and the interpretations and accounting guidance announced by the Federation of Accounting Profession, as well as the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act. B.E. 2535.

The Group has adopted the International Accounting Standards (IAS) No. 12 "Income Taxes" and IAS No. 19 "Employee Benefits" which have not been addressed by Thai Accounting Standard yet.

The consolidated and the Company financial statements including the valuation of all financial items have been prepared under the historical cost convention except as disclosed in the accounting policies.

The preparation of financial statements in accordance with accounting principles generally accepted in Thailand requires use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements. While the Group uses its estimates and judgments based on management's experience and other information available, actual results could differ from these estimates as future confirming events occur. In addition, the management's estimates and assumptions used in the preparation of the Group's financial statements are mainly for the estimation of petroleum reserves, the provision for employee benefits, and the provision for decommissioning costs.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the Company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2007 except as discussed in Note 2.

2. Significant Accounting Policies

2.1 New Released and Revised Accounting Standards

During 2007, the Federation of Accounting Profession issued the new and revised Thai Accounting Standards to replace the current ones which were amended. These standards have been published in the Royal Gazette and have become effective for the accounting period starting on or after January 1, 2008, in which the adoption of such standards has no significant impact to the Group's financial statements. The details of the above mentioned standards are as follows:

Thai Accounting Standard No. 25 (Revised in 2007)	"Cash Flow Statements"
Thai Accounting Standard No. 29 (Revised in 2007)	"Leases"
Thai Accounting Standard No. 31 (Revised in 2007)	"Inventories"
Thai Accounting Standard No. 33 (Revised in 2007)	"Borrowing Costs"
Thai Accounting Standard No. 35 (Revised in 2007)	"Presentation of Financial Statements"
Thai Accounting Standard No. 39 (Revised in 2007)	"Accounting Policies, the Changes in Accounting Estimates and Errors"
Thai Accounting Standard No. 41 (Revised in 2007)	"Interim Financial Reporting"
Thai Accounting Standard No. 43 (Revised in 2007)	"Business Combinations"
Thai Accounting Standard No. 49 (Revised in 2007)	"Construction Contracts"
Thai Accounting Standard No. 51	"Intangible Assets"

2.2 The Initial Adoption of International Accounting Standard (IAS) No.19 Employee Benefits

As from January 1, 2008, the Group has adopted an International Accounting Standard No.19, Employee Benefits, for the purpose of accounting for its retirement benefit obligation. Such obligation is presented in the balance sheets under provision for employee benefits as discussed in Note 15. In addition, the transitional liabilities will be amortized as expenses in the statement of income on a straight-line basis over 5 years.

The Group's obligation in respect of the retirement benefit plans is calculated by estimating the amount of future benefits that employees will have earned in return for their services to the Company and subsidiaries in the current and in the future periods. Such benefits are discounted to the present value using the rate of government bond yields. The calculation is performed by an independent actuary using the Projected Unit Credit Method.

When the benefits under the plans are changed, the portion of the increased benefits relating to the past services of employees is recognized in the statement of income on a straight-line basis over the average remaining period until the benefits become vested. To the extent that the benefits vest, the expense is recognized immediately in the statement of income.

Salaries, wages, bonuses and contributions to the social security and provident funds are recognized as expenses when incurred.

3. Cash and Cash Equivalents

Cash and cash equivalents comprised:

	Consolidated		The Company	
	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007
Cash on hand and at banks	6,834.13	5,469.22	3,237.06	1,459.23
Cash equivalents				
- Fixed deposits	5,472.79	1,932.44	2,890.49	961.01
- Treasury bills	24,172.41	16,611.08	15,530.84	11,084.66
Total	36,479.33	24,012.74	21,658.39	13,504.90

The interest rate of saving deposits held at call with banks is 0.75-2.48% per annum (2007: 0.75-4.13% per annum).

The interest rate of fixed deposits with banks is 2.32-3.42% per annum (2007: 3.12-4.73% per annum).

The interest rate of treasury bills is 3.12-3.59% per annum (2007: 3.06-4.48% per annum).

4. Receivable – Parent Company

Receivable - parent company comprised:

	Consolidated		The Company	
	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007
Sales of petroleum products	11,876.14	9,676.65	8,326.01	6,102.33
Gas pipeline construction service	435.17	803.65	435.17	803.65
Total	12,311.31	10,480.30	8,761.18	6,905.98

5. Trade Receivables

Trade receivables comprised:

	Consolidated		The Company	
	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007
Myanmar Oil and Gas Enterprise	714.62	700.76	-	-
Electricity Generating Authority of Thailand	77.57	104.16	19.39	26.04
Chevron U.S.A. INC.	839.69	980.31	-	-
Chevron Product Company	428.46	-	-	-
Caltex Australia Petroleum PTY. Limited	-	313.58	-	-
Others	81.94	107.91	0.25	0.22
Total	2,142.28	2,206.72	19.64	26.26

6. Related Party Transactions

Significant transactions with related parties are summarized as follows:

6.1 Revenues and Expenses with Related Parties

Significant transactions with related parties for the periods of nine months ended September 30, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Parent company - PTT Public Company Limited (PTT)				
Sales revenue (world market reference price)	90,716.26	54,533.74	61,724.71	34,667.91
Rental revenue (market price)	14.00	13.87	14.00	13.87
Amortization of up-front payment under				
Bongkot Gas Sale Agreement	-	144.41	-	144.41
Income from gas pipeline construction services	953.14	208.17	953.14	208.17
Derivative loss on hedging	99.00	-	-	-
Amortization of remuneration under agreement	30.84	-	30.84	-
Subsidiaries, associate and jointly controlled entity				
Interest income	52.22	-	605.66	522.58
Management fees	-	-	8.17	8.67
Interest expenses	-	-	-	62.06

6.2 Long-Term Loans to Related Parties

Long-term loans to related parties comprised:

Loans to	Consolidated		The Company	
	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007
Subsidiaries				
PTTEPI	-	-	7,323.01	4,336.60
PTTEPO	-	-	14,263.31	10,178.16
PTTEP Services	-	-	9.00	-
Associate				
EnCo	1,460.00	600.00	1,460.00	600.00
Total	1,460.00	600.00	23,055.32	15,114.76

The Company has loans to subsidiary companies with interest rate 3.81-5.13% per annum (2007: interest rate 3.91-4.88% per annum). The subsidiary companies shall occasionally repay the loans. In addition, the Company has loans to an associated company with interest rate 6.87-7.69% per annum (2007: interest rate 6.87-7.69% per annum). The associated company shall repay the loan principal by 2020.

7. Investments in Subsidiaries, Associates and Jointly Controlled Entities

7.1 Subsidiary Companies, Associated Companies, and Jointly Controlled Entities

Company	Type of business	Paid-in capital		Shareholding by	Percent of interest		Investment				Dividend for the periods of nine months ended	
							Cost method		Equity method			
		Sep. 30, 2008	Dec. 31, 2007		Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Sep. 30, 2007
Subsidiary Companies												
PTTEP International Limited (PTTEPI)	Petroleum	20,000.00	20,000.00	PTTEP	100%	100%	20,000.00	20,000.00	36,360.05	33,486.76	1,000.00	-
PTTEP Offshore Investment Company Limited (PTTEPO)	Petroleum	0.17	0.17	PTTEP	75%	75%	0.13	0.13	17,775.74	14,076.56	-	-
				PTTEPI	25%	25%	0.04	0.04	5,914.61	4,709.32	-	-
PTTEP Southwest Vietnam Company Limited (PTTEP SV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(217.46)	(183.45)	-	-
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(384.67)	(306.35)	-	-
PTTEP Hoang-Long Company Limited (PTTEP HL)	Petroleum	2.12	2.12	PTTEPO	100%	100%	2.12	2.12	(6,340.64)	(3,273.15)	-	-
PTTEP Hoan-Vu Company Limited (PTTEP HV)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(2,260.55)	(1,882.17)	-	-
PTTEP Oman Company Limited (PTTEP OM)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	1,294.08	(206.20)	-	-
PTTEP Algeria Company Limited (PTTEP AG)	Petroleum	2.10	2.10	PTTEPO	100%	100%	2.10	2.10	(1,989.23)	(1,218.62)	-	-
PTTEP (THAILAND) LIMITED (PTTEPT)	Petroleum	100.00	100.00	PTTEPI	51%	51%	51.00	51.00	(12.72)	(10.39)	-	-
				PTTEP OM	49%	49%	49.00	49.00	(12.22)	(9.99)	-	-
PTTEP Services Limited (PTTEP Services)	Services	1.00	1.00	PTTEP	25%	25%	0.25	0.25	28.29	25.35	-	-
				PTTEPT	75%	75%	0.75	0.75	84.88	76.06	-	-
PTTEP Siam Limited (PTTEPS)	Petroleum	100.00	100.00	PTTEP	49%	49%	3,719.02	3,719.02	5,494.62	5,806.20	3,454.52	-
				PTTEPO	51%	51%	3,864.89	3,864.89	5,716.05	6,039.95	3,595.48	-
PTTEP Iran Company Limited (PTTEP IR)	Petroleum	1.91	1.91	PTTEP OM	100%	100%	1.91	1.91	(408.73)	(338.77)	-	-
Diamond Petroleum Company Limited (DPC)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	1.18	1.29	-	-
PTTEP Merangin Company Limited (PTTEPM)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	(205.98)	(170.09)	-	-
PTTEP Bahrain Company Limited (PTTEP BH)	Petroleum	1.90	1.90	PTTEP OM	100%	100%	1.90	1.90	(0.72)	1.41	-	-
PTTEP Holding Company Limited (PTTEPH)	Petroleum	1.88	1.88	PTTEPO	100%	100%	1.88	1.88	(285.79)	(142.48)	-	-
PTTEP Indonesia Company Limited (PTTEP ID)	Petroleum	1.88	1.88	PTTEPH	100%	100%	1.88	1.88	(168.99)	(140.94)	-	-
PTTEP Bengara I Company Limited (PTTEPB)	Petroleum	1.88	1.88	PTTEP ID	100%	100%	1.88	1.88	(168.56)	(140.66)	-	-
PTTEP Thai Projects Limited (PTTEP TP)	Petroleum	1.00	1.00	PTTEPT	100%	100%	1.00	1.00	(4.35)	0.94	-	-
PTTEP Andaman Limited (PTTEP A)	Petroleum	0.25	0.25	PTTEPS	100%	100%	0.25	0.25	0.16	0.20	-	-
PTTEP Egypt Company Limited (PTTEP EG)	Petroleum	1.69	1.69	PTTEPH	100%	100%	1.69	1.69	0.92	1.36	-	-
PTTEP Rommana Company Limited (PTTEPR)	Petroleum	1.69	1.69	PTTEP EG	100%	100%	1.69	1.69	1.44	1.58	-	-
PTTEP Sidi Abd El Rahman Company Limited (PTTEP SAER)	Petroleum	1.69	1.69	PTTEP EG	100%	100%	1.69	1.69	1.44	1.58	-	-
PTTEP Australia Pty Limited (PTTEP AU)	Petroleum	1.53	1.53	PTTEPH	100%	100%	1.53	1.53	(112.80)	0.67	-	-
PTTEP Australia Offshore Pty Limited (PTTEP AO)	Petroleum	1.53	1.53	PTTEP AU	100%	100%	1.53	1.53	(111.20)	1.48	-	-
PTTEP Bangladesh Limited (PTTEP BD)	Petroleum	1.67	1.67	PTTEPH	100%	100%	1.67	1.67	0.68	1.64	-	-
PTTEP Myanmar Limited (PTTEP MYA)	Petroleum	1.59	-	PTTEPH	100%	100%	1.59	-	1.54	-	-	-
PTTEP New Zealand Limited (PTTEP NZ)	Petroleum	1.70	-	PTTEPH	100%	100%	1.70	-	1.70	-	-	-

Company	Type of business	Paid-in capital		Shareholding	Percent of interest		Investment				Dividend for the periods of nine months ended	
							Cost method		Equity method			
		Sep. 30, 2008	Dec. 31, 2007	by	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Sep. 30, 2007
<u>Associated Companies</u>												
Energy Complex Company Limited (EnCo)	Commerce	800.00	800.00	PTTEP	50%	50%	400.00	400.00	342.45	365.31	-	-
PTT ICT Solutions Company Limited (PTT ICT)	Services	150.00	150.00	PTTEP	20%	20%	30.00	30.00	36.40	31.43	-	-
<u>Jointly Controlled Entities</u>												
Carigali – PTTEPI Operating Company Sdn Bhd. (CPOC)	Petroleum , Malaysia	2.21	2.21	PTTEPI	50%	50%	1.11	1.11	0.99	1.02	-	-
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation, Union of Myanmar	0.76	0.76	PTTEPO	25.5%	25.5%	0.19	0.19	2,013.00	1,577.63	2,006.58	1,867.09
Taninthayi Pipeline Company LLC (TPC)	Gas pipeline transportation, Union of Myanmar	2.62	2.62	PTTEPO	19.3178%	19.3178%	445.33	445.33	1,662.67	1,595.60	1,217.68	1,145.95
Orange Energy Limited (Orange)	Petroleum , Thailand	100.00	100.00	PTTEPO	53.9496%	53.9496%	13,567.69	13,567.69	9,070.02	9,782.80	1,585.84	-
B8/32 Partners Limited (B8/32 Partners)	Petroleum , Thailand	110.00	110.00	PTTEPO	25.0009%	25.0009%	4,523.69	4,523.69	2,916.10	3,492.82	988.98	-

Relationship: The Company directly or indirectly holds the shares in subsidiaries, associates, and jointly controlled entities. Subsidiaries' management team is from the Company.

7.2 Investments in Subsidiaries, Associates, and Jointly Controlled Entities

Investments accounted for under equity method presented in the consolidated financial statements and under cost method for the Company financial statements comprised:

	Consolidated		The Company	
	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007
PTTEP International Limited	-	-	20,000.00	20,000.00
PTTEP Offshore Investment Company Limited	-	-	0.13	0.13
PTTEP Services Limited	-	-	0.25	0.25
PTTEP Siam Limited	-	-	3,719.02	3,719.02
Energy Complex Company Limited	342.45	365.31	400.00	400.00
PTT ICT Solutions Company Limited	36.40	31.43	30.00	30.00
Total	378.85	396.74	24,149.40	24,149.40

Investments in jointly controlled entities are recorded in the Company financial statements under the cost method. The Company presents its share of assets, liabilities, incomes and expenses of jointly controlled entities, together with similar items, under similar headings in the proportionate consolidated financial statements.

The transactions of jointly controlled entities are included in the Company financial statements as follows:

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007
Balance Sheets :										
Current assets	44.25	558.53	956.56	691.08	573.67	452.04	3,552.10	3,157.64	830.47	981.50
Non-current assets	-	-	3,079.34	3,171.35	1,712.15	1,757.00	6,182.44	7,005.87	2,449.35	2,852.40
Current liabilities	(43.26)	(557.51)	(21.47)	(56.05)	(33.72)	(30.98)	(3,016.45)	(3,221.42)	(915.29)	(985.76)
Non-current iabilities	-	-	(1,780.27)	(1,961.45)	(593.40)	(592.23)	(1,684.79)	(2,172.84)	(685.83)	(889.51)
Net assets	0.99	1.02	2,234.16	1,844.93	1,658.70	1,585.83	5,033.30	4,769.25	1,678.70	1,958.63

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	For the periods of nine months ended									
	Sep. 30, 2008	Sep. 30, 2007	Sep. 30, 2008	Sep. 30, 2007	Sep. 30, 2008	Sep. 30, 2007	Sep. 30, 2008	Sep. 30, 2007	Sep. 30, 2008	Sep. 30, 2007
Statement of income :										
Revenues	-	-	3,549.26	2,991.35	2,125.72	1,910.91	9,324.98	6,979.56	3,454.84	2,531.00
Expenses	-	-	(211.19)	(168.52)	(158.00)	(133.44)	(5,597.49)	(4,297.60)	(2,036.54)	(1,467.77)
Income before income taxes	-	-	3,338.07	2,822.83	1,967.72	1,777.47	3,727.49	2,681.96	1,418.30	1,063.23
Income taxes	-	-	(945.54)	(786.32)	(590.86)	(513.38)	(1,863.24)	(1,320.10)	(709.27)	(508.71)
Net income	-	-	2,392.53	2,036.51	1,376.86	1,264.09	1,864.25	1,361.86	709.03	554.52

8. **Property, Plant and Equipment - Net**

	Consolidated						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipments and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2007	200,346.09	15,982.39	3,053.73	12,760.07	6,837.63	2,567.74	241,547.65
Increase	33,474.04	5,786.02	181.64	0.28	2.77	102.49	39,547.24
Decrease	(801.59)	(9,886.98)	(1.69)	-	-	(50.36)	(10,740.62)
Currency translation differences	-	-	-	-	57.46	-	57.46
Balance as at September 30, 2008	233,018.54	11,881.43	3,233.68	12,760.35	6,897.86	2,619.87	270,411.73
Accumulated depreciation							
Balance as at December 31, 2007	(88,111.82)	-	(1,987.24)	(4,759.99)	(2,137.91)	(1,156.27)	(98,153.23)
Depreciation for the period	(15,967.21)	-	(122.82)	(834.55)	(172.43)	(200.27)	(17,297.28)
Decrease	0.27	-	1.96	(0.02)	-	41.68	43.89
Currency translation differences	-	-	-	-	(26.58)	-	(26.58)
Balance as at September 30, 2008	(104,078.76)	-	(2,108.10)	(5,594.56)	(2,336.92)	(1,314.86)	(115,433.20)
Provision for impairment loss							
Balance as at December 31, 2007	(389.54)	-	-	-	-	-	(389.54)
Increase	(74.74)	-	-	-	-	-	(74.74)
Balance as at September 30, 2008	(464.28)	-	-	-	-	-	(464.28)
Net book value as at December 31, 2007	111,844.73	15,982.39	1,066.49	8,000.08	4,699.72	1,411.47	143,004.88
Net book value as at September 30, 2008	128,475.50	11,881.43	1,125.58	7,165.79	4,560.94	1,305.01	154,514.25

Depreciation included in statement of income for the period of nine months ended September 30, 2007 Baht 11,578.83 Million

Depreciation included in statement of income for the period of nine months ended September 30, 2008 Baht 17,297.28 Million

	The Company					
	Oil and Gas Properties				Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipments and Facilities	Decommissioning Costs		
Historical cost						
Balance as at December 31, 2007	105,427.95	1,338.25	1,379.51	8,051.03	1,696.72	117,893.46
Increase	14,735.02	8.07	105.29	0.28	99.61	14,948.27
Decrease	(23.43)	(1,211.98)	(0.16)	-	(30.67)	(1,266.24)
Balance as at September 30, 2008	120,139.54	134.34	1,484.64	8,051.31	1,765.66	131,575.49
Accumulated depreciation						
Balance as at December 31, 2007	(42,465.55)	-	(971.13)	(2,463.68)	(1,029.84)	(46,930.20)
Depreciation for the period	(8,828.82)	-	(37.71)	(487.71)	(170.01)	(9,524.25)
Decrease	0.10	-	0.16	-	27.28	27.54
Balance as at September 30, 2008	(51,294.27)	-	(1,008.68)	(2,951.39)	(1,172.57)	(56,426.91)
Net book value as at December 31, 2007	62,962.40	1,338.25	408.38	5,587.35	666.88	70,963.26
Net book value as at September 30, 2008	68,845.27	134.34	475.96	5,099.92	593.09	75,148.58

Depreciation included in statement of income for the period of nine months ended September 30, 2007 Baht 4,810.92 Million

Depreciation included in statement of income for the period of nine months ended September 30, 2008 Baht 9,524.25 Million

9. Carried Cost under Petroleum Sharing Contract

As at September 30, 2008, the Group has carried costs presented under oil and gas properties and other non-current assets in the balance sheets and under exploration expense in the statement of income for the projects listed as follows:

Projects	Carried Costs	
	Oil and Gas Properties and Other Non-Current Assets	Exploration Expense (Cumulative since 2002 – September 30, 2008)
Vietnam 52/97	34.35	-
Vietnam B & 48/95	35.95	-
Vietnam 16-1	873.30	1,266.58
Vietnam 9-2	1,184.43	811.23
Algeria 433a & 416b	375.80	414.63

10. Income Taxes and Deferred Income Taxes

10.1 Income Taxes

Income taxes for the periods of three months ended September 30, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Petroleum income tax				
Current tax expenses	9,140.55	3,923.21	5,997.00	2,468.15
Deferred tax expenses	299.31	625.86	423.53	680.82
Total	9,439.86	4,549.07	6,420.53	3,148.97
Income tax under Revenue Code				
Current tax expenses	90.33	88.04	101.40	54.62
Deferred tax expenses	(7.41)	(2.27)	(0.33)	(0.32)
Total	82.92	85.77	101.07	54.30
Income tax in foreign countries				
Current tax expenses	1,075.44	698.45	-	-
Deferred tax expenses	(18.36)	4.13	-	-
Total	1,057.08	702.58	-	-
Total income taxes	10,579.86	5,337.42	6,521.60	3,203.27

Income taxes for the periods of nine months ended September 30, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Petroleum income tax				
Current tax expenses	23,149.83	12,757.79	14,607.75	8,469.07
Deferred tax expenses	599.46	916.86	1,120.01	918.26
Total	23,749.29	13,674.65	15,727.76	9,387.33
Income tax under Revenue Code				
Current tax expenses	371.33	865.51	273.15	334.57
Deferred tax expenses	(14.10)	(256.01)	(0.99)	(94.08)
Total	357.23	609.50	272.16	240.49
Income tax in foreign countries				
Current tax expenses	2,509.65	1,980.92	-	-
Deferred tax expenses	(23.51)	12.68	-	-
Total	2,486.14	1,993.60	-	-
Total income taxes	26,592.66	16,277.75	15,999.92	9,627.82

Income tax rates for the Group are as follows:

	Tax Rates
Petroleum income tax on petroleum business in Thailand pursuant to Petroleum Income Tax Act B.E. 2514 and 2532	50%
Income tax under Revenue Code	
Income tax for the Company	25 - 30%
Income tax for subsidiaries and jointly controlled entities	15 - 30%
Corporate Income tax in the Union of Myanmar	30%

10.2 Deferred Income Taxes

Deferred income taxes are as follows:

	Consolidated		The Company	
	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007
Deferred income tax assets				
Income tax under Revenue Code	5.25	-	-	-
Total	5.25	-	-	-
Deferred income tax liabilities				
Petroleum income tax	13,672.13	13,072.67	11,535.57	10,415.56
Income tax under Revenue Code	(17.65)	(8.80)	3.91	4.90
Corporate income tax in foreign countries	1,434.02	1,445.74	-	-
Total	15,088.50	14,509.61	11,539.48	10,420.46
	15,083.25	14,509.61	11,539.48	10,420.46

Deferred income taxes presented by categories are as follows:

	Consolidated		The Company	
	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007
Amortization of decommissioning costs and unrealized gain from decommissioning costs	1,935.43	1,488.18	931.29	657.88
Provision for obsolete stock	24.58	24.58	-	-
Provision for employee benefits	330.18	189.68	320.66	186.17
Provision for impairment loss	232.14	194.77	-	-
Depreciation expenses	(17,601.67)	(16,401.92)	(12,787.52)	(11,259.61)
Bonds and expenses relating to the bond issuance	(3.91)	(4.90)	(3.91)	(4.90)
Total	(15,083.25)	(14,509.61)	(11,539.48)	(10,420.46)

11. Prepaid Expenses

As at September 30, 2008, PTTEPI made the prepayments to the Government of the Union of Myanmar for the petroleum royalty of Yadana and Yetagun projects totaling of Baht 195.23 million. These prepayments will be amortized when the deferred income discussed in Note 14 is recognized.

12. Bills of Exchange

In 2008, the Company launched the "PTTEP Short-term Financing Program" which involves the Company's inaugural issuance of bills of exchange (B/Es). The B/Es are to be issued monthly on a revolving basis to institutional and high net-worth investors, with a total revolving credit of up to Baht 20,000 million. As at September 30, 2008 the remaining B/Es are as follows:

Issue date	Value (million)	Period (day)	Discount interest rate (per annum)	Maturity date
July 23, 2008	1,000	93	3.55%	October 24, 2008
August 25, 2008	1,000	94	3.63%	November 27,2008
September 23, 2008	1,000	94	3.96%	December 26, 2008
Total	3,000			

13. Bonds

Unsecured and unsubordinated bonds as at September 30, 2008 and December 31, 2007 comprised:

			Consolidated and the Company	
	Interest rates	Maturity dates	Sep. 30, 2008	Dec. 31, 2007
Maturity date within 3 years				
- Bonds Baht 3,500 million	4.88% per annum	February 12, 2010	3,500	3,500
- Bonds Baht 6,000 million *	6MFDR + 0.99%	June 15, 2010	6,000	6,000
Maturity date between 3-5 years				
- Bonds Baht 3,500 million	3.91% per annum	June 15, 2012	3,500	3,500
Maturity date over 5 years				
- Bonds Baht 2,500 million **	3.30% per annum	March 27, 2018	2,500	2,500
- Bonds Baht 3,000 million NC5 ***	5.13% per annum	June 15, 2022	3,000	3,000
		Total	18,500	18,500

* On September 4, 2007, the Company entered into Interest Rate Swap Contract (IRS) for bonds amounting to Baht 6,000 million with a financial institution to change the interest rate from fixed rate at 3.60% per annum to the floating rate at 6-month Fixed Deposit Rate plus 0.99% (6MFDR + 0.99%).

** On September 27, 2005, the Company had a Cross Currency Swap transaction with a bank to swap Baht for USD 60.82 million. Under this agreement, interest was charged at the rate of 3.85% per annum. However, on May 2, 2007, the Company swapped the USD with the same bank for Baht 2,500 million. Under this agreement, interest is charged at the rate of 3.30% per annum until the expiry date.

*** NC5 (Non Call 5 years): the Company has the right to redeem such debentures in the 5th year or in 2012.

14. Deferred Income

Deferred income arises as a result of MGTC and TPC receiving advance payments from MOGE for pipeline transportation and PTTEPI receiving advance payments from PTT for natural gas that PTT was not yet able to take receipt of in 2000 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun projects. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income comprised:

	Sep. 30, 2008	Dec. 31, 2007
Deferred income for the year 2000	2,338.97	2,766.65
Deferred income for the year 2001	233.32	293.01
Total	2,572.29	3,059.66

15. Employee Benefit Liabilities

The reconciliation for the present value of the defined benefit plans is as follows:

	Consolidated	The Company
Present value of the defined benefit plans as at January 1, 2007	1,135.65	1,100.84
Current service cost	116.53	103.28
Interest cost	63.60	61.64
Present value of the defined benefit plans as at December 31, 2007	1,315.78	1,265.76
Current service cost	92.30	81.80
Interest cost	55.23	53.16
Present value of the defined benefit plan as at September 30, 2008	1,463.31	1,400.72

The reconciliation for the liabilities recognized in the balance sheets as at September 30, 2008 and December 31, 2007 is as follows:

	Consolidated		The Company	
	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007
Present value of the defined benefit plans	1,463.31	1,315.78	1,400.72	1,265.76
Unrecognized transitional liabilities	(795.96)	(936.42)	(759.41)	(893.42)
Liabilities recorded in the balance sheets	667.35	379.36	641.31	372.34

Expenses recorded in the statement of income for the periods of nine months ended September 30, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Current service cost	92.30	-	81.80	-
Interest cost	55.23	-	53.16	-
Transitional liabilities recognized during the period	140.46	-	134.01	-
Expenses recorded in the statement of income	287.99	-	268.97	-

Major Actuarial Assumptions

The Group's financial assumptions

	% per annum
Discount rate	5.6
Inflation rate	3.0
Credit interest rate on provident funds	4.5

The Group's demographic assumptions

- Mortality assumption: Mortality rate is from Thailand Mortality Ordinary 1997 (TMO97) issued by the Office of Insurance Commission. The TMO97 contains the results of the most recent mortality investigation on policyholders of life insurance companies in Thailand. It is reasonable to assume that these rates would be reflective of the mortality experience of the working population in Thailand.

- Turnover rate assumption:

Age-related scale	% per annum
Prior to age 30	5.5
Age 30-39	2.5
Age 39 thereafter	1.0

The turnover rate above reflects the rate at which employees voluntarily resign from service. It does not include death, disability, and early retirement. The calculation for the employee benefits shall then be based on such assumption.

16. Share Capital

The Company's registered capital consists of 3,322 million ordinary shares at Baht 1 per share, or a total of Baht 3,322 million. On August 7, 2008, the Company registered the change in its issued and fully paid-up capital to be 3,306.77 million ordinary shares at Baht 1 per share, or a total of Baht 3,306.77 million. The details of the change in the issued and fully paid-up ordinary shares are as follows:

	Unit: Million Shares
Ordinary shares issued and fully paid-up	
Balance as at December 31, 2006	3,286.00
share capital issued and paid-up	10.04
Balance as at September 30, 2007	3,296.04
Balance as at December 31, 2007	3,297.42
share capital issued and paid-up	9.35
Balance as at September 30, 2008	3,306.77

The Company reserves ordinary shares for the exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 years, total 62 million ordinary shares. As at September 30, 2008, the employees exercised the warrants to purchase 46.77 million shares. Therefore, there are 15.23 million reserved shares outstanding. The details are as follows:

Date of warrants issued	Exercised price (Baht per share)	Exercised right Warrant per ordinary share	The number of allotted shares (million shares)	The number of reserved shares (million shares)
August 1, 2002	22.2	1:5	9.78	0.22
August 1, 2003	23.4	1:5	9.71	0.29
August 1, 2004	36.6	1:5	13.03	0.97
August 1, 2005	55.6	1:5	9.19	4.81
August 1, 2006	91.2	1:5	5.06	8.94
	Total		46.77	15.23

17. Gain (Loss) on Foreign Exchange

Gain (loss) on foreign exchange for the periods of nine months ended September 30, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Realized gain (loss) on foreign exchange	378.48	191.59	(13.69)	323.34
Unrealized gain (loss) on foreign exchange	(16.98)	670.82	17.62	276.67
Total	361.50	862.41	3.93	600.01

18. Other Revenues

Other revenues for the periods of nine months ended September 30, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Income from gas pipeline construction service	953.14	208.17	953.14	208.17
Rental revenues	43.21	38.89	15.54	15.97
Others	118.54	110.97	48.50	47.73
Total	1,114.89	358.03	1,017.18	271.87

19. Petroleum Royalties and Remuneration

Petroleum royalties and remuneration for the periods of nine months ended September 30, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Petroleum royalties	12,835.16	7,984.10	7,838.67	4,357.87
Special remuneration benefits	1,093.69	649.41	-	-
Total	13,928.85	8,633.51	7,838.67	4,357.87

20. Earnings per Share

Basic earnings per share for the periods of nine months ended September 30, 2008 and 2007 are calculated as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Net income attributable to shareholders (Million Baht)	34,885.53	20,975.00	28,548.50	13,860.59
Weighted average number of outside ordinary shares in issue (Million Shares)	3,299.98	3,288.26	3,299.98	3,288.26
Basic earnings per share (Baht)	10.57	6.38	8.65	4.22

A diluted earnings per share calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares during the period) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution, no adjustment is made to net income.

Diluted earnings per share for the periods of nine months ended September 30, 2008 and 2007 are calculated as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Net income attributable to shareholders (Million Baht)	34,885.53	20,975.00	28,548.50	13,860.59
Net income used to determine diluted earnings per share (Million Baht)	34,885.53	20,975.00	28,548.50	13,860.59
Weighted average number of outside ordinary shares in issue (Million Shares)	3,299.98	3,288.26	3,299.98	3,288.26
Adjustments for share options (Million Shares)	6.32	6.63	6.32	6.63
Weighted average number of outside ordinary shares for diluted earnings per share (Million Shares)	3,306.30	3,294.89	3,306.30	3,294.89
Diluted earnings per share (Baht)	10.55	6.37	8.63	4.21

21. Segment Information

Primary reporting - business segments

	Consolidated financial statements for the period of nine months ended September 30, 2008						
	Exploration and production			Pipeline	Others	Inter-company elimination	Group's total business
	Thailand	Other South East Asia	Middle East and Others	South East Asia			
Revenues - Third parties	11,405.57	1,427.15	325.69	2,952.60	-	-	16,111.01
- Related parties	80,837.22	7,303.93	2,575.11	2,717.82	-	(2,717.82)	90,716.26
Other revenues - Third parties	-	-	-	-	140.56	(75.80)	64.76
- Related parties	65.86	-	-	-	953.14	-	1,019.00
Total Revenues	92,308.65	8,731.08	2,900.80	5,670.42	1,093.70	(2,793.62)	107,911.03
Operating expenses	5,423.85	3,190.51	376.62	163.31	918.93	(2,811.58)	7,261.64
Selling, general and administrative expenses	1,476.50	438.14	260.16	26.48	84.85	(15.10)	2,271.03
Exploration expenses							
- Amortization of dry hole and project	207.32	2,859.38	420.16	-	-	-	3,486.86
- Geological and geophysical	298.41	376.34	521.77	-	-	-	1,196.52
Depreciation, depletion and amortization	15,506.27	472.49	546.45	181.52	28.78	-	16,735.51
Royalties and remuneration	12,757.80	1,171.05	-	-	-	-	13,928.85
Derivative loss on hedging	913.92	-	-	-	-	-	913.92
Foreign exchange (gain) loss	(54.70)	(50.65)	6.69	-	(4.14)	-	(102.80)
Share of loss from associates	-	-	-	-	17.89	-	17.89
Total Expenses	36,529.37	8,457.26	2,131.85	371.31	1,046.31	(2,826.68)	45,709.42
Segment result	55,779.28	273.82	768.95	5,299.11	47.39	33.06	62,201.61
Depreciation - general							(216.77)
Selling, general and administrative expenses - general							(813.43)
Operating profit							61,171.41
Other income, net							31.12
Finance costs - Interest income							639.57
- Interest expenses							(610.81)
Foreign exchange gain							258.70
Director's remuneration							(11.79)
Income before tax							61,478.20
Tax - Projects	(24,497.17)	(981.16)	9.96	(1,536.40)	(67.00)		(27,071.77)
- Group							479.10
Net Income	31,282.11	(707.34)	778.91	3,762.71	(19.61)		34,885.53
Assets							
Segment assets	138,003.29	28,266.94	8,978.61	5,575.26	1,769.97		182,594.07
Investments under equity method	-	-	-	-	378.85		378.85
Unallocated assets							35,449.01
Consolidated total assets							218,421.93
Liabilities							
Segment liabilities	63,788.52	4,553.52	567.10	1,700.82	98.56		70,708.52
Unallocated liabilities							20,541.25
Consolidated total liabilities							91,249.77
Capital Expenditures	23,013.96	7,921.27	1,492.12	60.23	184.54		32,672.12

	Consolidated financial statements for the period of nine months ended September 30, 2007						
	Exploration and Production			Pipeline	Others	Inter-	Group's
	Thailand	Other South East Asia	Middle East and Others	South East Asia		company elimination	total business
Revenues - Third parties	8,137.69	1,027.26	225.38	2,495.10	-	-	11,885.43
- Related parties	47,165.53	6,524.24	843.97	2,402.72	-	(2,402.72)	54,533.74
Other revenues - Third parties	-	-	-	-	141.40	(63.04)	78.36
- Related parties	-	-	-	-	208.17	-	208.17
Total Revenues	55,303.22	7,551.50	1,069.35	4,897.82	349.57	(2,465.76)	66,705.70
Operating expenses	4,752.05	2,831.34	169.73	100.00	207.65	(2,507.29)	5,553.48
Selling, general and administrative expenses	1,470.57	309.95	225.25	22.75	38.49	-	2,067.01
Exploration expenses							
- Amortization of dry hole	87.19	1,081.27	(16.69)	-	-	-	1,151.77
- Geological and geophysical	237.85	362.84	385.91	-	-	-	986.60
Depreciation, depletion and amortization	10,402.01	496.76	326.85	181.33	29.15	-	11,436.10
Royalties and remuneration	7,643.38	990.13	-	-	-	-	8,633.51
Foreign exchange (gain) loss	(526.46)	0.39	-	-	0.19	-	(525.88)
Share of loss from associates	-	-	-	-	24.23	-	24.23
Total Expenses	24,066.59	6,072.68	1,091.05	304.08	299.71	(2,507.29)	29,326.82
Segment result	31,236.63	1,478.82	(21.70)	4,593.74	49.86	41.53	37,378.88
Depreciation - general							(193.07)
Selling, general and administrative expenses - general							(248.77)
Operating profit							36,937.04
Other income, net							71.50
Finance costs - Interest income							621.65
- Interest expenses							(705.49)
Foreign exchange gain							336.54
Director's remuneration							(8.48)
Income before tax							37,252.76
Tax - Projects	(13,982.73)	(892.89)	-	(1,299.71)	(17.89)		(16,193.22)
- Group							(84.54)
Net Income	**17,253.90**	**585.93**	**(21.70)**	**3,294.03**	**31.97**		**20,975.00**
Assets							
Segment assets	111,170.57	22,323.37	7,702.61	5,442.59	1,132.63		147,771.77
Investments under equity method	-	-	-	-	394.47		394.47
Unallocated assets							24,411.04
Consolidated total assets							**172,577.28**
Liabilities							
Segment liabilities	48,177.02	4,817.32	462.99	1,780.14	296.60		55,534.07
Unallocated liabilities							17,719.98
Consolidated total liabilities							**73,254.05**
Capital Expenditures	19,219.75	6,095.03	1,091.35	(369.36)	139.82		26,176.59

The Group is organized into the following business segments:

- Exploration and production segment: The Group operates in oil and gas exploration and production activities in both domestic and overseas, either as an operator or as a joint venture partner with international oil and gas companies. Most of domestic projects are located in the Gulf of Thailand. Overseas projects are located in Southeast Asia, Middle East, North Africa, and Australia. As at balance sheet date, the Group had 15 projects under production phase and 25 projects in development and exploration phases.
- Overseas pipeline segment: The Group has investments with its joint venture partners to operate pipelines to transport natural gas from the exploration and production projects where the Group has working interest, i.e. Yadana and Yetagun projects.
- Other segments: Other operations of the Group mainly comprise investments in a project strategically connected to energy business, which does not constitute a separately reportable segment.

Secondary reporting – geographical segments

The Group's two main business segments are managed on a worldwide basis. They are operated in three main geographical areas:

	Consolidated financial statements for the period of nine months ended September 30, 2008			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	11,405.57	4,379.75	325.69	16,111.01
- Related party	80,837.22	7,303.93	2,575.11	90,716.26
Segment assets	139,773.26	33,842.20	8,978.61	182,594.07
Investments under equity method	378.85	-	-	378.85
Capital expenditures	23,198.50	7,981.50	1,492.12	32,672.12
Consolidated total assets	175,601.12	33,842.20	8,978.61	218,421.93

	Consolidated financial statements for the period of nine months ended September 30, 2007			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	8,137.69	3,522.36	225.38	11,885.43
- Related party	47,165.53	6,524.24	843.97	54,533.74
Segment assets	112,303.20	27,765.96	7,702.61	147,771.77
Investments under equity method	394.47	-	-	394.47
Capital expenditures	19,359.57	5,725.67	1,091.35	26,176.59
Consolidated total assets	137,108.71	27,765.96	7,702.61	172,577.28

22. Disclosure of Financial Instruments

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

	As at September 30, 2008	
	Carrying amount	Fair value
Baht 2,500 million of unsecured and unsubordinated bonds	2,500.00	2,431.35
Baht 3,500 million of unsecured and unsubordinated bonds	3,500.00	3,549.30
Baht 12,500 million of unsecured and unsubordinated bonds		
- Tranche 1, Baht 6,000 million	6,000.00	5,950.39
- Tranche 2, Baht 3,500 million	3,500.00	3,452.56
- Tranche 3, Baht 3,000 million	3,000.00	2,803.64
Interest rate swap for Baht 2,500 million bond	-	256.85
Interest rate swap for Baht 6,000 million bond	-	(8.45)

Derivative on Oil Price Hedging

PTTEPO entered into derivative on oil price hedging for the Group's petroleum products based on Dubai oil price. As at September 30, 2008, PTTEPO had the derivative on oil price hedging agreement for the period from October - December 2008 for 0.18 million barrels, and a valid oil price at USD 78 per barrel.

23. Dividend

On March 28, 2008, the annual general meeting of the shareholders approved payment of a dividend for the year 2007 of Baht 3.28 per share to the Company's shareholders. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2007 at the rate of Baht 1.61 per share on August 27, 2007 and for the second-half-year operations of 2007 at the rate of Baht 1.67 per share on April 11, 2008.

On July 31, 2008, the annual general meeting of the shareholders approved payment of a dividend for the first-half-year operations of 2008 at the rate of Baht 2.86 per share. The Company made an interim dividend payment to the shareholders on August 29, 2008.

24. Commitment and Contingent Liabilities

- Commitment for the operating leases – the Group as a lessee

The future minimum lease payments for the uncancellable operating leases as at September 30, 2008 and December 31, 2007 are as follows:

	Consolidated		The Company	
Payable within	Sep. 30, 2008	Dec. 31, 2007	Sep. 30, 2008	Dec. 31, 2007
1 year	3,900.82	2,263.52	3,085.25	1,566.12
2 to 5 years	7,325.88	8,167.52	6,779.16	7,380.29
Thereafter	59.37	108.73	57.88	107.03
Total	11,286.07	10,539.77	9,922.29	9,053.44

- Commitment from loan agreements

As at September 30, 2008, the Company had loan agreement with Energy Complex Company Limited (EnCo), effective from February 15, 2008, with the loan limit of Baht 4,000 million. The agreement shall continue for 13 years in which the first loan repayment will be made on June 30, 2011. The total loans provided by the Company as at September 30, 2008 was Baht 1,460 million.

- Contingent liabilities per the letters of guarantee

As at September 30, 2008, the Company had contingent liabilities which are letters of guarantee amounting to Baht 808.93 million in the financial statements of the Company and Baht 2,085.58 million in the consolidated financial statements.

25. Significant Event during the period

On March 26, 2008, the Australian Government approved PTTEP AO to be the joint venture partner of the project Australia AC/P 36 with 20% participation interest.

On April 9, 2008, PTTEPI has swapped its 20% participation interest in the Production Sharing Contract (PSC) in blocks M3 and M4 with CNOOC Myanmar Limited's A4 and C1 at the same participation interest. After the swap, the participation interests become as follows:

Blocks	Operator	Current Participation Interest (%)	New Participation Interest (%)
PTTEP International Limited (PTTEPI)			
M3 & M4	PTTEP International Limited	100	80
PTTEP Myanmar Limited (PTTEP MYA)			
A4 & C1	CNOOC Myanmar Limited	-	20

The swap will be fully effective upon receiving approval from the Myanmar government.

26. Reclassification

The financial statements for the period 2007 were reclassified to conform to the financial statements for the period 2008 and to align with the revised Accounting Standard No. 25 "Cash Flow Statements" which was effective on or after January 1, 2008.

27. Events after the Balance Sheet Date

The Audit Committee authorized for issue of the financial statements on October 28, 2008.

2. Management Discussion and Analysis of Operating Results for the Third Quarter of 2008

2.1 PTTEP Performance

Regarding the current economic situations, the Bank of Thailand (BOT) has revised Thailand's economic projection from 4.8-5.8 percent to 4.3-5.0 percent due to the recent global economic slow down resulting from the world's financial crisis. In addition, other key factors, including the lower-than-expected recovery of domestic consumption and investment resulting from the uncertain local political situation as well as a slow down in government budget disbursement, also pressured the Thai economy to expand at a decelerated pace. For the economic outlook in 2009, the BOT forecasted that the Thai economy is likely to grow at 3.8 percent, lower than previously forecasted at 4.3-5.8 percent. This downward movement is mainly driven by the 2008 world financial crisis and slower export volumes that eventually resulted from the world economic slowdown.

Regarding business activities in the third quarter of 2008, PTTEP succeeded in implementing its business plan as detailed in the following.

On PTTEP's exploration activities, during the first nine months of 2008, PTTEP successfully discovered petroleum in 23 out of 31 exploration and appraisal wells with a success ratio equal to 23:31 or a 74% success rate. In the third quarter of 2008 alone, PTTEP discovered petroleum in 11 out of 14 exploration and appraisal wells with a success ratio equal to 11:14 or a 79% success rate. There were a number of successful discoveries including Bongkot project where PTTEP succeeded in finding natural gas in the Ton Sak-8 and Ton Son-2 appraisal wells. Upon drilling, these wells encountered natural gas bearing formations with total thicknesses of 84 and 55 meters respectively. In addition, in Pailin project, the delineation well Pailin-47 was drilled and encountered natural gas bearing formations with total thicknesses of 117 meters. However, in the third quarter of 2008, there were write-offs of 3 dry wells under the Vietnam 16-1 (TGD-1X, TGD-1XST), S1 (SPA-B01), and Cambodia B (VMM-1) projects.

In Vietnam 16-1 Project where the appraisal well TGD-1X, TGD-1X-ST was drilled in Te Giac Den (TGD prospect, PTTEP reported, on 10 July 2008, a discovery of oil and gas and that the company would engage in a further detailed study of the well in order to determine its potential for commercial development. However, the most recent technical study shows that the flow rate of oil and gas in TGD-1X, TGD-1X-ST well is not substantially sufficient for commercialization. PTTEP, therefore, has proceeded to write-off this well in the accounting period of the third quarter of 2008 with the total cost for PTTEP of 2,735 Million Baht. Nevertheless, with the current petroleum potential of Vietnam 16-1 Project, on September 26, 2008, PetroVietnam (a government agency) has already approved the Outline Development Plan for the prospect Te Giac Trang (TGT), located in the north of prospect TGD, in order to proceed for future development.

-2- / *Regarding petroleum...*

Regarding petroleum development activities, in the third quarter of 2008, the Vietnam 9-2 Project commenced its production of crude oil and natural gas from Ca Ngu Vang (CNV) oil field on 25 July 2008 with the approximate flow rate of 8,000 barrels per day (BPD) of crude and 20 million standard cubic feet of gas per day (MMSCFD) respectively. This is the first petroleum production from Vietnam for PTTEP.

In addition, in the third quarter of 2008, PTTEP was also successful in maintaining its production from the Arthit Project to meet its production target. The average export production in the third quarter of 2008 was approximately 360 MMSCFD of gas and 19,000 BPD of condensate. This is considered a significant success for PTTEP in its efforts to supply energy for the increasing domestic demand.

Regarding petroleum sales, PTTEP's average sales volume for the first three quarters of 2008 was 218,716 barrels of oil equivalent per day (BOED). The average sales volume of the third quarter was 240,839 BOED, higher than the average sales volume of the first and the second quarters of 182,431 BOED and 232,634 BOED respectively. This increase mainly resulted from an increased sales volume from the Arthit project. However, the average sales volume of the first three quarters of 2008 (218,716 BOED) was still lower than the 2008 sales target of 223,334 BOED, which was initially set at the beginning of 2008. Nevertheless, PTTEP expects to increase its production in the last quarter of 2008 to meet its sales target.

2.2 Results of Operations

PTTEP launched its Short-term Financing Program ("PF") in April 2008 which involved the company's inaugural issuance of bills of exchange (B/Es) via Public Offering to institutional and high net-worth investors. B/Es are to be issued monthly on a revolving basis, whereby biddings will be conducted on the third Wednesday of every month to select the Arranger/Paying Agent bank offering the best rate. However, PTTEP has changed the bidding date from the third Wednesday to the third Thursday of every month beginning September 2008 onwards.

The "PF" is an ongoing funding program which commenced in April 2008, and includes the following B/E issuances as of the Third quarter of 2008:

Issue Date	Face Value (Million Baht)	Tenor (Days)	Discounted Rate (Per annum)	Maturity Date
23 July 2008	1,000	93	3.55%	24 October 2008
25 August 2008	1,000	94	3.63%	27 November 2008
23 September 2008	1,000	94	3.96%	26 December 2008
Total issued B/E	**3,000**			

The Resolution of the Board of Directors' meeting in the year 2005 approved the Company to issue bills of exchange (B/Es) with a total revolving credit of up to Baht 20,000 million.

On August 7, 2008 the Company registered the change in its registered paid-up capital from Baht 3,298.66 million to Baht 3,306.77 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 8,116,500 shares at the par value of 1 Baht per share resulting in a total of 8,116,500 Baht. As of September 30, 2008 the outstanding number of warrants was 2.94 million units (1 unit of warrant = 5 units of common shares)

2.2.1. Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions Baht, excepting Baht per share amounts)	2nd Quarter 2008	3rd Quarter 2008	3rd Quarter 2007
Income from continuing operations			
Exploration and production	11,921	11,468	5,819
Pipelines	1,123	1,480	1,123
Others	(47)	36	104
Total net income	**12,997**	**12,984**	**7,046**
Diluted earnings per share – from continuing operations	3.93	3.92	2.14
Total Revenues - from continuing operations	38,748	42,434	24,030

Third Quarter of 2008 compared with Third Quarter of 2007

For the results of operations in the third quarter of 2008, PTTEP and subsidiaries' net profit amounted to Baht 12,984 million or Baht 3.92 per share-diluted, an increase of Baht 5,938 million or 84% against the same period last year (Baht 7,046 million or Baht 2.14 per share-diluted). The returns on shareholders' equity for this quarter were 42%.

For this quarter, the total revenue was Baht 42,434 million, an increase of Baht 18,404 million or 77% against the same period last year (Baht 24,030 million). The sales of petroleum increased Baht 18,136 million, resulting from (1) the higher average petroleum sales price this quarter, which rose to USD 54.52 per barrel of oil equivalent (BOE) resulting from the higher world market prices against the same period last year (USD 38.75 per BOE); however the average sales exchange rate for this quarter decreased to Baht 33.65 per USD from the same period of last year's Baht 34.39 per USD because of the strengthened Baht, and (2) the higher sales volume in this quarter rose to 240,839 barrels of oil equivalent per day (BOED) against the same period last year (183,660 BOED). This increased volume mainly came from petroleum sales volume from the Arthit and G4/43 projects, which started production this year, while there was slightly

decreased natural gas sales volume from the Bongkot, S1 and Yadana projects and a petroleum sales volume from the B8/32&9A project.

Meanwhile, PTTEP and subsidiaries incurred expenses amounting to Baht 18,644 million, an increase of Baht 7,305 million or 64% against Baht 11,339 million the same period last year. This increase was the result of the following:

(1) Increased petroleum royalties and remuneration resulting from increased sales revenues from the Arthit (which started production this year), S1, Bongkot and B8/32&9A projects.

(2) Higher depreciation and amortization expenses, mainly from the Arthit and G4/43 projects, which started production this year, as well as increased depreciation of the B8/32&9A and Pailin projects as a result of their additional oil and gas properties.

(3) Increased exploration expenses, mainly due the write-off of 3 dry wells under the Vietnam 16-1 (TGD-1X, TGD-1XST), S1 (SPA-B01) and Cambodia B (VMM-1) projects, while there were also decreased Geology and Geophysics study costs in this quarter due to decreased operation activities.

(4) Rising operating expenses, mainly due to (1) increased operating expenses of the Arthit and Oman 44 projects from their expanded operation activities (2) increased operating expenses and maintenance costs from the Yadana, Yetagun and S1 projects, while (3) operating expenses from the Nang Nuan project.decreased due to the fact that its production had been suspended in the latter part of August 2007.

(5) Increased selling, general administrative expenses, primarily from recognition of the provision for employee benefits.

(6) Derivatives losses on hedged transactions.

PTTEP and subsidiaries incurred higher income tax expenses of Baht 5,243 million based on the higher petroleum taxable profits.

<u>Third Quarter of 2008 compared with Second Quarter of 2008</u>

For the results of operations in the third quarter of 2008, PTTEP and subsidiaries' net profit amounted to Baht 12,984 million or Baht 3.92 per share-diluted, an decrease of Baht 13 million from the previous quarter's net profit of Baht 12,997 million, or Baht 3.93 per share-diluted.

For this quarter, the total revenue was Baht 42,434 million, an increase of Baht 3,686 million or 10% from the previous quarter (Baht 38,748 million). This increase was mainly due to higher sales of petroleum, totaling Baht 3,726 million, based on (1) the higher average petroleum sales price this quarter, which rose to USD 54.52 per BOE compared with the previous quarter of USD 54.23 per BOE, as well as the average sales

-5- / exchange rate ...

exchange rate for this quarter which increased to Baht 33.65 per USD from the previous quarter's Baht 32.17 per USD because of the weakened Baht, and (2) the higher sales volume in this quarter which rose to 240,839 BOED compared with the previous quarter of 232,634 BOED. The increased sales volume mainly came from (1) petroleum sales volumes from the Arthit and Yetagun projects (2) increased natural gas sales volumes from the Yadana and Oman 44 projects, while (3) the petroleum sales volumes of the Bongkot, Pailin and G4/43 projects decreased.

In this quarter, other income decreased Baht 616 million because of construction service on the Arthit gas export pipeline to customers.

For this quarter, PTTEP and subsidiaries recognized a foreign exchange gain of Baht 194 million; meanwhile, the previous quarter, PTTEP and subsidiaries recognized a foreign exchange loss of Baht 612 million. These gains and losses on foreign exchange were because of the change in the value of the Baht against the USD.

PTTEP and subsidiaries incurred expenses of Baht 18,644 million, an increase of Baht 2,421 million or 15% from the previous quarter (Baht 16,223 million). This increase was the effect of the following:

(1) Increased exploration expenses, mainly due to the write-off of 3 dry wells under the Vietnam 16-1 (TGD-1X, TGD-1XST), S1 (SPA-B01) and Cambodia B (VMM-1) projects, while there were also decreased Geology and Geophysics study costs in this quarter due to decreased operation activities.

(2) Higher petroleum royalties and remuneration resulting from increased sales revenues.

(3) Rising depreciation and amortization expenses, mainly from the higher production from the Arthit project.

(4) Decreased operating expenses from construction service on the Arthit gas export pipeline, while operating expenses and maintenance costs of the Arthit, S1, Yadana and Yetagun projects increased.

2.2.2. Results of Operations – First Nine Months Comparison

Earnings summary	First Nine Months	
(Unit : Millions of Baht excepting Baht per share amounts)	**2008**	**2007**
Income from continuing operations		
Exploration and production	31,354	17,818
Pipelines	3,763	3,294
Others	(231)	(137)
Total net income	**34,886**	**20,975**
Diluted earnings per share – from continuing operations	10.55	6.37
Total Revenues - from continuing operations	108,943	68,261

-6- / *The results ...*

The results of operations for the first nine months of 2008, PTTEP and its subsidiaries' totaled a net profit of Baht 34,886 million or Baht 10.55 per share-diluted, an increase of Baht 13,911 million or 66% when compared with the first nine months of 2007's net profit of Baht 20,975 million or Baht 6.37 per share-diluted. Return on shareholder's equity for the first nine months of 2008 was 40%.

For the first nine months of 2008, total revenues of PTTEP and its subsidiaries amounted to Baht 108,943 million, an increase of Baht 40,682 million or 60% when compared with the first nine months of 2007 (Baht 68,261 million). This increase was mainly due to higher sales of petroleum of Baht 39,951 million or 62%, resulting from (1) the higher average petroleum sales price for the first nine months of 2008, which rose to USD 52.68 per BOE compared with the first nine month of 2007 at USD 37.51 per BOE; however the average sales exchange rate for the first nine months of 2008 decreased to Baht 32.90 per USD from the first nine months of last year's Baht 35.06 per USD as a result of the strengthened Baht, and (2) the higher sales volume for the first nine months of 2008 to 218,716 BOED compared with the first nine months of 2007 of 178,049 BOED. This increased volume mainly came from (1) petroleum sales volume from the Arthit and G4/43 projects, which started production this year (2) increased petroleum sales volumes from the Oman 44 and Bongkot projects and (3) increased natural gas sales volume from the Pailin project, while (4) the natural gas sales of the Yetagun and Yadana projects and crude oil sales of the B8/32&9A project decreased.

PTTEP and subsidiaries collected higher revenue from pipeline transportation, which was proportionally recorded from Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC). Also, there was increased other income, from construction service on the Arthit gas export pipeline to customers.

PTTEP and subsidiaries recognized a foreign exchange gain of Baht 361 million for the first nine months of 2008, a decrease of Baht 501 million or 58% when compared with Baht 862 million for the first nine months of 2007. This decrease was because of the change in the value of the Baht against the USD.

PTTEP and its subsidiaries incurred expenses for the first nine months of 2008 amounting to Baht 46,854 million, an increase of Baht 16,551 million or 55% when compared with Baht 30,303 million for the first nine months of 2007. This increase was the effect of the following:

(1) Higher depreciation and amortization expenses, mainly from the projects which started production this year (Arthit and G4/43 projects), projects with higher production volumes and additional oil and gas properties (Pailin, Bongkot and Oman 44 projects), as well as increased depreciation of B8/32&9A as a result of its additional oil and gas properties.

(2) Higher petroleum royalties and remuneration resulting from increased sales revenues.

(3) Rising exploration expenses, mainly due to the write-off of dry wells under the Vietnam 16-1, Algeria 433a&416b, Cambodia B and S1 projects, as well as Geology and Geophysics study costs from the L21, 28 & 29/48 and

-7- / *Oman 44 ...*

Oman 44 projects in addition to projects in Myanmar, New Zealand and Australia. Also, there was a write-off of B13/38 project.

(4) Increased operating expenses from (1) increased operating expenses of the Arthit, Oman 44, Bongkot and Pailin projects which increased their operation activities (2) construction service on the Arthit gas export pipeline (3) increased operating expenses and maintenance costs of the Yadana, Yetagun and B8/32&9A projects, while (4) operating expenses of the Nang Nuan project decreased due to the fact that its production had been suspended in the latter part of August 2007.

(5) Increased selling, general administrative expenses, mainly from recognition of provision for employee benefits and general administrative expenses from the Arthit project, which increased its number of operation activities.

2.3 <u>Financial position</u>

As of September 30, 2008, PTTEP and subsidiaries commanded total assets of Baht 218,422 million, an increase of Baht 28,383 million, or 15% higher than the total at the end of 2007. This increase was mainly due to (1) higher cash and cash equivalents of Baht 12,466 million from operating activities and B/Es issuance (2) the increase of Baht 11,509 million in oil and gas properties for production, mainly from Arthit, MTJDA-B17, Vietnam 9-2 and projects in Myanmar, and (3) the increase of a long term loan to Energy Complex Co., Ltd. amounting to Baht 860 million.

Most current assets as of September 30, 2008 were in cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under Property, Plant, and Equipment, and (2) investments in associated companies, namely Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under Investments in Associates.

PTTEP and subsidiaries had total liabilities of Baht 91,250 million or Baht 7,998 million higher than the total at the end of 2007, mainly due to income tax payable and the B/Es issuance as mentioned above.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of September 30, 2008, the total number of shares exercised was 46.77 million shares and the outstanding number of warrants was 2.94 million units.

-8- / *For the period ...*

For the period of the nine months that ended on September 30, 2008, PTTEP and subsidiaries had a net cash flow from operations of Baht 57,688 million. The majority of this was cash received from operating activities.

PTTEP and subsidiaries commanded a net cash flow used in investment activities of Baht 33,253 million, mainly resulting from (1) the higher investment in oil and gas properties for production from Arthit, MTJDA-B17, Vietnam 9-2 and projects in Myanmar (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 860 million.

PTTEP and subsidiaries had a net cash flow used in financing activities of Baht 11,969 million as follows: (1) dividend payment to shareholders for the second half of 2007, Baht 1.67 per share and dividend payment to shareholders for the fist half of 2008, Baht 2.86 per share, amounting to Baht 14,961 million (2) interest paid of Baht 496 million (3) net cash received from the B/Es issuance of Baht 2,932 million and (4) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 556 million.

As of September 30, 2008, PTTEP and subsidiaries had cash and cash equivalents of Baht 36,479 million, an increase of Baht 12,466 million from the end of 2007.

2.4 Key factors impacting operations results

The recent US financial crisis has impacted the world economy and financial system as a whole. It has caused not only a slowdown in world economy but also a decrease in oil price. Based on recent report, the oil price dropped from140 USD per barrel in early Q3 to below 70 USD per barrel in early Q4, 2008. Since the oil prices have direct impact on PTTEP business performance, PTTEP, thus, has reviewed its business as well as its investment plan to incorporate the situations taking into account volatility of the oil price in both short term and long term. In addition, to respond to the situations, PTTEP has been implementing a number of strategic initiatives to ensure highest operational efficiency and cost optimization. This includes applying Capital Project Management to high investment projects. This concept mainly focuses on improving project management, technical standards/specifications and standardization, and long term procurement planning and contract management. In addition, PTTEP has also applied the Operational Excellence concept to improve overall efficiency of its production and operation activities.

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2008 DEC 23 A 10:44

PTTEP No.150/ L.493 /2008

Finance Department
Tel. 0-2537-4342

November 10, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2004

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2004 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 36.60 (the previous price before the adjustment of par value was Baht 183). The first exercise date was July 29, 2005.

Please be informed that on the fourteenth exercise date of October 31, 2008, a total of 23 people who are PTTEP management and employees exercised the warrants for total amount of 109,300 shares, resulting in the remaining outstanding warrants of 172,040 units, and the remaining shares reserved for the exercise of warrants of 860,200 shares, details as per attachment.

Yours sincerely,

(Theerasak Tancharoenlarp)
Corporate Secretary

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 36.60 Baht/share (previously 183 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The second 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The third 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The fourth 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

Date of submitting filing May 31, 2004

Effective date of filing July 2, 2004

Exercise date for this report October 31, 2008

Exercise price for this report 36.60 Baht/share (previously 183 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	23	21,860	109,300	0.781
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	23	21,860	109,300	0.781

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	23	21,860	109,300	0.781
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	23	21,860	109,300	0.781

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

2,627,960 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

13,139,800 shares

3.6 The remaining units of unconverted warrants

172,040 units

3.7. The remaining number of reserved shares for the exercise of warrants

860,200 shares

It is certified that the information in this report is true and accurate.

(Theerasak Tancharoenlarp)

Corporate Secretary

PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2008 DEC 23 A 10:

PTTEP No.150/L.494/2008

Finance Department
Tel. 0-2537-4342

November 10, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2005

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2005 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 55.60 (the previous price before the adjustment of par value was Baht 278). The first exercise date was July 31, 2006.

Please be informed that on the tenth exercise date of October 31, 2008, a total of 37 people who are PTTEP management and employees exercised the warrants for total amount of 151,800 shares, resulting in the remaining outstanding warrants of 932,220 units, and the remaining shares reserved for the exercise of warrants of 4,661,100 shares, details as per attachment.

Yours sincerely,

(Theerasak Tancharoenlarp)
Corporate Secretary

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 55.60 Baht/share (previously 278 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The second 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The third 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The fourth 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

Date of submitting filing May 27, 2005

Effective date of filing July 28, 2005

Exercise date for this report October 31, 2008

Exercise price for this report 55.60 Baht/share (previously 278 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	37	30,360	151,800	1.084
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	37	30,360	151,800	1.084

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	37	30,360	151,800	1.084
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	37	30,360	151,800	1.084

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. **Additional information**

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,867,780 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

9,338,900 shares

3.6 The remaining units of unconverted warrants

932,220 units

3.7. The remaining number of reserved shares for the exercise of warrants

4,661,100 shares

It is certified that the information in this report is true and accurate.

(Theerasak Tancharoenlarp)

Corporate Secretary

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2008 DEC 23 A 10: 24

PTTEP No.150/ L.495 / 2008

Finance Department
Tel. 0-2537-4342

November 10, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2006

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2006 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 91.20 (the previous price before the adjustment of par value was Baht 456). The first exercise date was July 31, 2007. (In case the exercise date does not fall on a business day, the last preceding business day shall be the exercise date.)

Please be informed that on the sixth exercise date of October 31, 2008, a total of 15 people who are PTTEP management and employees exercised the warrants for total amount of 50,100 shares, resulting in the remaining outstanding warrants of 1,777,560 units, and the remaining shares reserved for the exercise of warrants of 8,887,800 shares, details as per attachment.

Yours sincerely,

(Theerasak Tancharoenlarp)
Corporate Secretary

PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900, THAILAND Tel.: 66 (0) 2537-4000 Fax: 66 (0) 2537-4444 http://www.pttep.com

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 91.20 Baht/share (previously 456 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The second 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The third 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The fourth 25% of the allocated warrants are exercisable on July 31, 20010. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

Date of submitting filing June 2, 2006

Effective date of filing August 1, 2006

Exercise date for this report October 31, 2008

Exercise price for this report 91.20 Baht/share (previously 456 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	15	10,020	50,100	0.358
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	15	10,020	50,100	0.358

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	15	10,020	50,100	0.358
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	15	10,020	50,100	0.358

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. **Additional information**

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,022,440 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

5,112,200 shares

3.6 The remaining units of unconverted warrants

1,777,560 units

3.7. The remaining number of reserved shares for the exercise of warrants

8,887,800 shares

It is certified that the information in this report is true and accurate.

(Theerasak Tancharoenlarp)

Corporate Secretary

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 150 /L.496 /2008

Finance Department
Tel. 0-2537-4342

November 11 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on November 11, 2008. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,307,084,400 (Three thousand three hundred and seven million and eighty four thousand and four hundred Baht)

2. The Company's issued and paid-up shares are 3,307,084,400 (Three thousand three hundred and seven million and eighty four thousand and four hundred shares), which are categorized as follows:

Ordinary Shares :	3,307,084,400	(Three thousand three hundred and seven million and eighty four thousand and four hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

(Theerasak Tancharoenlarp)
Corporate Secretary

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/ 206 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

November 13, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Participation in the Petroleum Exploration Block Semai II, Indonesia

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that PTTEP together with Murphy Oil Corporation (MURPHY) and INPEX CORPORATION (INPEX) have been confirmed by the Indonesian authority, as successful bidders of the petroleum exploration block Semai II, Indonesia, in the Indonesia Petroleum Bidding Round 2007.

On November 13, 2008, PTTEP Semai II Limited (a subsidiary of PTTEP) has signed the Production Sharing Contract with the joint ventures, at an equal participation interest, under which MURPHY (Operator) will have 33.33%, INPEX 33.33%, and PTTEP Semai II Limited 33.33%.

The block Semai II covers an area of 3,379 square kilometers and is located offshore, in the southwest of West Papua, Indonesia. A primary geological study for block Semai II indicates natural gas potential.

Currently, PTTEP operates 2 exploration projects in Indonesia which are Merangin-1 and Bengara-1. The participation in this high potential area in Indonesia signifies another major step for the company in achieving future target growth.

Yours sincerely,

Anon Sirisaengtaksin

Chief Executive Officer

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/ 207 /2008

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

November 13, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Establishing PTTEP Semai II Limited

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the company has established a subsidiary to carry out petroleum exploration and development activities in Indonesia.

PTTEP Semai II Limited, established on November 5, 2008, with registered capital of US 50,000 dollars, consisting of 50,000 ordinary shares at US 1 dollar each, with 100% shareholding by PTTEP Indonesia Limited (a subsidiary of PTTEP).

Yours sincerely,

Anon Sirisaengtaksin

Chief Executive Officer

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/215 /2008

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

November 18, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Closure of Diamond Petroleum Company Limited

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that PTTEP has closed down Diamond Petroleum Company Limited or DPC (a subsidiary of PTTEP) on November 3, 2008, considering that DPC has not engaged in any activities.

DPC, wholly owned by PTTEP Offshore Investment Company Limited (a subsidiary of PTTEP), was established on September 9, 2005.

Yours sincerely,

Anon Sirisaengtaksin

Chief Executive Officer

PTTEP No. 20.910/ 216 /2008

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

November 20, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Investment in Petroleum Exploration and Production, Block WA-423-P in Australia

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that PTTEP Australia Offshore Pty Ltd. (PTTEP AO) together with Murphy Australia Oil Pty Ltd. have been confirmed by the Australian authority, as successful bidders of the concession block WA-423-P in Australia, in the Australia Petroleum Bidding Round 2008. The official grant date is November 13, 2008.

The joint ventures comprise of Murphy Australia Oil Pty Ltd. (Operator) and PTTEP AO with the participating interests of 70% and 30% respectively. Block WA-423-P is located offshore Australia with the approximate area of 4,000 square kilometers and the water depth of 50 - 70 kilometers. It is approximately 200 – 300 kilometers south of block AC/P36, which is PTTEP's present exploration project.

The minimum commitments for the block are to conduct exploration activities, seismic surveys, technical studies and drill one exploration well in the first 3 years.

Yours sincerely,

Anon Sirisaengtaksin

Chief Executive Officer

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 150/ 527 /2008

Finance Department
Tel. 0-2537-4512, 0-2537-4611

November 28, 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Appointment of Sub-committee

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that The Board of Directors at the meeting no. 15/2008/287 on November 27, 2008 has unanimously resolved the appointment of Sub-committee as below;

1. Appoint Mr. Chitrapongse Kwangsukstith to be a member of the Nominating Committee and the Remuneration Committee, effective from November 27, 2008. The Nominating Committee and the Remuneration Committee's current terms are effective until June 22, 2009.

2. Re-appoint Mr. Pichai Chunhavajira, Mr. Sirin Nimmanahaeminda, Mr. Vudhibhandhu Vichairatana, Mr. Chitrapongse Kwangsukstith and Mr. Anon Sirisaengtaksin to be the Risk Management Committee and appoint Mr. Pichai Chunhavajira to be a Chairman of the Committee. The term is from November 27, 2008 – November 26, 2011.

Yours sincerely,

Theerasak Tancharoenlarp
Corporate Secretary

PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 20.910/๒๒๕/2008

Finance Department
Tel. 0-2537-4512/0-2537-4611

December 3 , 2008

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Result of exploration well Janaka-1, Myanmar M7 Block

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), an operator and sole shareholder of exploration block – M7 in the Gulf of Mataban, Myanmar.

PTTEP would like to report the drilling result of an exploration well, Janaka-1, located in M7 block. Spudded on August 8, 2008, the well was drilled to a total depth of 3,581 meters subsea and encountered 3 petroleum baring formations with the total thickness of 18 meters (15 meters of Proved gas and another 3 meters of Additional zone of Interest gas). Viewing the above results, the flow rate testing (Tubing Stem Test) is not performed. The company concludes that gas discovery in this well is not enough to establish commerciality and will be written off within the accounting period of the fourth quarter 2008, with an approximate total cost of 975 Million Baht.

PTTEP will conduct additional study and evaluate the petroleum potential to plan for exploration in the near future.

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

END